FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____                 No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 4 January 2011.

2.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 January 2011.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 January 2011.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 January 2011.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 January 2011.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 January 2011.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 January 2011.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 January 2011.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 January 2011.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 January 2011.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 January 2011.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 January 2011.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 January 2011.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 January 2011.

15.	Press release entitled, “AstraZeneca replies to the US FDA Complete Response Letter for “BRILINTA (ticagrelor tablets)”, dated 21 January 2011.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 January 2011.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 January 2011.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 January 2011.

19.	Press release entitled, “AstraZeneca Fourth Quarter and Full Year Results 2010”, dated 26 January 2011.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 January 2011.

21.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2010” (front half), dated 27 January 2011.

22.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2010 Condensed Consolidated Statement of Comprehensive Income” (back half), dated 27 January 2011.

23.	Press release entitled, “AstraZeneca Development Pipeline” dated 27 January 2010.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 January 2011.

25.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 January 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 February 2011	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

Item 1

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 December 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,409,023,452 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,409,023,452.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
4 January 2011

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 268,003 ordinary shares of AstraZeneca PLC at a price of 2985 pence per share on 4 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,408,755,449.

A C N Kemp
Company Secretary
5 January 2011

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 267,189 ordinary shares of AstraZeneca PLC at a price of 2994 pence per share on 5 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,408,512,068.

A C N Kemp
Company Secretary
6 January 2011

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 264,061 ordinary shares of AstraZeneca PLC at a price of 3029 pence per share on 6 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,408,252,821.

A C N Kemp
Company Secretary
7 January 2011

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 266,363 ordinary shares of AstraZeneca PLC at a price of 3003 pence per share on 7 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,407,998,017.

A C N Kemp
Company Secretary
10 January 2011

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 268,477 ordinary shares of AstraZeneca PLC at a price of 2980 pence per share on 10 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,407,740,027.

A C N Kemp
Company Secretary
11 January 2011

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 266,753 ordinary shares of AstraZeneca PLC at a price of 2999 pence per share on 11 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,407,473,582.

A C N Kemp
Company Secretary
12 January 2011

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 265,768 ordinary shares of AstraZeneca PLC at a price of 3010 pence per share on 12 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,407,222,054.

A C N Kemp
Company Secretary
13 January 2011

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 266,418 ordinary shares of AstraZeneca PLC at a price of 3003 pence per share on 13 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,406,962,623.

A C N Kemp
Company Secretary
14 January 2011

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 267,883 ordinary shares of AstraZeneca PLC at a price of 2986 pence per share on 14 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,406,695,110.

A C N Kemp
Company Secretary
17 January 2011

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 267,831 ordinary shares of AstraZeneca PLC at a price of 2987 pence per share on 17 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,406,427,279.

A C N Kemp
Company Secretary
18 January 2011

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 267,767 ordinary shares of AstraZeneca PLC at a price of 2988 pence per share on 18 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,406,159,512.                 .

A C N Kemp
Company Secretary
19 January 2011

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation  267,051 ordinary shares of AstraZeneca PLC at a price of 2996 pence per share on 19 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,405,906,983.

A C N Kemp
Company Secretary
20 January 2011

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 272,289 ordinary shares of AstraZeneca PLC at a price of 2937 pence per share on 20 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,405,635,433.            .

A C N Kemp
Company Secretary
21 January 2011

Item 15

ASTRAZENECA REPLIES TO THE US FDA COMPLETE RESPONSE
LETTER FOR BRILINTA (TICAGRELOR TABLETS)

AstraZeneca announced today it has replied to the US Food and Drug Administration’s (FDA) Complete Response Letter (CRL) received for the ticagrelor (BRILINTA) New Drug Application (NDA) on 16 December 2010.

The additional analyses of the PLATO trial requested in the CRL focused primarily on interactions between ticagrelor and high dose aspirin. AstraZeneca believes these supplementary analyses support the hypothesis that the apparent difference in treatment effect observed in the US and non-US patient subsets in PLATO is most likely a reflection of an underlying interaction between ticagrelor and higher doses of aspirin.

AstraZeneca remains of the view that either the play of chance or an interaction between high dose aspirin and ticagrelor are viable explanations for the efficacy differences observed in a subset of US patients in the PLATO trial.

The CRL did not request that additional studies, including clinical studies, be conducted as a prerequisite for approval of the ticagrelor NDA.

According to the FDA’s published guidance, following the issuance of a CRL, resubmitted NDAs, once accepted by the FDA, are given one of two classifications: Class 1 starts a two-month review cycle while Class 2 starts a six-month review.

The FDA will now review AstraZeneca’s response to determine whether the information submitted is complete and whether to designate the review as Class 1 or Class 2.

AstraZeneca remains confident in the NDA submission for ticagrelor and will continue to work with the FDA to progress towards the completion of the review of the NDA for ticagrelor.

NOTES TO EDITORS

About BRILINTA (ticagrelor tablets)
BRILINTA is an oral antiplatelet treatment for acute coronary syndromes (ACS). BRILINTA is a direct-acting P2Y12 receptor antagonist in a chemical class called cyclopentyltriazolopyrimidines (CPTPs). BRILINTA is the first reversibly-binding oral ADP receptor antagonist.

BRILINTA is currently under regulatory review in 21 countries, including in the US. The product has been approved in 30 countries, including in the EU, Iceland, and Norway, under the trade name BRILIQUE and in Brazil under the trade name BRILINTA.

BRILINTA and BRILIQUE are trademarks of the AstraZeneca group of companies.

About the PLATO study
PLATO was a large (18,624 patients in 43 countries) head-to-head patient outcomes study of ticagrelor versus clopidogrel, designed to establish whether ticagrelor could improve cardiovascular (CV) outcomes in ACS patients, compared to clopidogrel. The NDA submission for ticagrelor is based on the results of a comprehensive clinical trial programme, including data from the PLATO study.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364

Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

A C N Kemp
Company Secretary
21 January 2011

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 270,177 ordinary shares of AstraZeneca PLC at a price of 2961 pence per share on 21 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,405,365,256.            .

A C N Kemp
Company Secretary
24 January 2011

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 264,844 ordinary shares of AstraZeneca PLC at a price of 3020 pence per share on 24 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,405,102,012.

A C N Kemp
Company Secretary
25 January 2011

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 263,985 ordinary shares of AstraZeneca PLC at a price of 3030 pence per share on 25 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,404,862,324.

A C N Kemp
Company Secretary
26 January 2011

Item 19

AstraZeneca Fourth Quarter and Full Year Results 2010

On Thursday, 27 January 2011, AstraZeneca will release fourth quarter and full year results for 2010 at 07:00GMT.

An analyst presentation covering the results will be held at 12:00gmt and can be joined, live, via teleconference on the following numbers:

UK freephone:	0800 077 8492
USA freephone:	1 866 804 8688
Swedish freephone:	0200 110 487
International:	+44 (0)844 335 0351
Emergency back-up number:	+44 (0) 208 996 3900

Passcode: 424795

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website http://www.astrazeneca.com/investors and the AstraZeneca Events website http://info.astrazenecaevents.com 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations section of the AstraZeneca Investor Relations website www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

A C N Kemp
Company Secretary
26 January 2011

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 260,755 ordinary shares of AstraZeneca PLC at a price of 3066 pence per share on 26 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,404,620,405.

A C N Kemp
Company Secretary
27 January 2011

Item 21

AstraZeneca PLC
FOURTH QUARTER AND FULL YEAR RESULTS 2010

London, 27 January 2011

Revenue for the full year was unchanged at constant exchange rates (CER) at $33,269 million.

-Strong revenue growth in markets outside the US (up 7 percent at CER) broadly offset the loss of more than $1.6 billion of revenue in the US from generic competition on several products and the absence of H1N1 pandemic influenza vaccine revenue.

-Strong double-digit sales growth at CER for Crestor, Symbicort and Seroquel XR.  Crestor and Seroquel franchise sales now exceed $5 billion each for the full year.

-Revenue in Emerging Markets grew to over $5.1 billion, a 16 percent increase at CER.  China increased to over $1.0 billion in annual revenue.

Core operating profit for the full year unchanged at CER at $13,603 million.

Core EPS for the full year increased by 5 percent at CER to $6.71.

Reported EPS for the full year increased by 7 percent at CER to $5.60.

-Reported EPS in 2010 includes $0.40 resulting from a fourth quarter gain arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan.

Revenue in the fourth quarter was down 3 percent at CER; Core EPS increased by 1 percent at CER.

Company has submitted its reply to the US FDA’s Complete Response Letter for Brilinta.

Dividend increased by 11 percent to $2.55 for the full year.

Net share repurchases total $2.1 billion in 2010.  Board announces plans for $4 billion in net share repurchases for 2011.

Company reaffirms planning assumptions for total revenue, margins and cash deployment for the 2010-14 period; risk-adjusted estimate for revenue contribution from recently launched products and the pipeline lowered to range of $3 billion to $5 billion.

Financial Summary

Group	4th Quarter 2010 $m	4th Quarter 2009 $m	Actual %	CER %	Full Year 2010 $m	Full Year 2009 $m	Actual %	CER %
Revenue	8,617	8,945	-4	-3	33,269	32,804	+1	-
Reported
Operating Profit	2,411	2,325	+4	+9	11,494	11,543	-	-1
Profit before Tax	2,283	2,164	+6	+10	10,977	10,807	+2	+1
Earnings per Share	$1.15	$1.07	+7	+11	$5.60	$5.19	+8	+7
Core*
Operating Profit	2,865	3,044	-6	-2	13,603	13,621	-	-
Profit before Tax	2,737	2,883	-5	-2	13,086	12,885	+2	+1
Earnings per Share	$1.39	$1.42	-2	+1	$6.71	$6.32	+6	+5

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2011 is based.  See page 12 for a definition of Core financial measures and pages 12 and 13 for a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “Our performance in 2010 underlines the strength and resilience of AstraZeneca’s business. Despite government pricing pressures and anticipated patent expiries in the US and Western Europe, our revenues remained in line with the previous year driven by excellent performance of our key brands and continued growth in Emerging Markets. This performance, combined with disciplined management of the business enabled us to deliver increased earnings, increase the dividend and return residual cash to shareholders through share repurchases.”

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Fourth Quarter

Revenue in the fourth quarter was down 3 percent at CER and declined by 4 percent on an actual basis as a result of the negative impact of exchange rate movements.  A strong 5 percent revenue increase in the Rest of World was more than offset by the 12 percent decline in US revenue resulting from generic competition for several products and the absence of H1N1 pandemic influenza vaccine revenue.  Emerging Markets was a key driver in the Rest of World performance, with revenue up 15 percent.  Revenue in Established Rest of World was up 8 percent, including a 15 percent increase in Canada.  Revenue in Western Europe was down 1 percent.

Core operating profit in the fourth quarter was $2,865 million, down 2 percent.  Core operating profit declined by less than revenue as a result of operating efficiencies and higher other income.  Net adjustments to arrive at Core operating profit were $454 million compared with $719 million in the fourth quarter 2009.  Legal provisions and the Merck and MedImmune related amortisation adjustments were broadly comparable between the periods.  Fourth quarter 2010 charges for restructuring costs ($425 million) and intangible impairments ($568 million) were significantly higher than last year, but the increase in these items was more than offset by an adjustment to exclude a $791 million gain, arising from changes made to benefits under certain of the Group’s post-retirement plans, chiefly the Group’s UK pension plan.  As a result of these differences in Core adjusting items, reported operating profit increased by 9 percent in the fourth quarter.

Core earnings per share in the fourth quarter were up 1 percent to $1.39, with lower net finance expense and the lower number of shares outstanding due to the share repurchase programme offsetting the decline in Core operating profit.  Reported earnings per share were up 11 percent to $1.15, reflecting a similar impact arising from the differences in Core adjustments seen in reported operating profit and the lower number of shares outstanding.

Full Year

Revenue for the full year of $33,269 million was unchanged at CER, as declines in the US from generic competition and the absence of H1N1 vaccine revenue was offset by good growth in the Rest of World.  Revenue in the US was down 7 percent, whilst revenue in the Rest of World increased by 7 percent.  Revenue in Emerging Markets exceeded $5 billion for the first time; the 16 percent growth in Emerging Markets accounted for more than half of the revenue growth in ROW markets.  Revenue in Established Rest of World was up 7 percent.  Revenue in Western Europe increased 2 percent.

Core operating profit was $13,603 million for the full year, unchanged at CER, in line with revenue.  Net core adjusting items of $2,109 million were slightly higher than the $2,078 million in 2009.  Legal provisions and amortisation were broadly comparable.  Restructuring and intangible impairments were almost twice last year’s level, but the increase was largely offset by the fourth quarter adjustment to exclude a $791 million gain arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan.  As a result, reported operating profit was down 1 percent, broadly in line with the revenue and Core operating profit trend.

Core earnings per share were up 5 percent to $6.71 for the full year, with growth ahead of Core operating profit due to a lower effective tax rate, lower net finance expense and fewer shares outstanding.  Reporting earnings per share were up 7 percent to $5.60.

Enhancing Productivity

Over the last several years the Company has undertaken significant restructuring initiatives aimed at reshaping the cost base to improve long term competitiveness.  The first phase of the restructuring programme is now complete, resulting in the realisation of annual benefits of $2.4 billion achieved to date at cumulative cost of around $2.5 billion.

The second phase of restructuring, which was announced in January of 2010, is comprised of a significant change programme in Research and Development as well as additional productivity improvement initiatives in the supply chain and SG&A.  These will result in the realisation of a further $1.9 billion in estimated annual benefits by the end of 2014; half to be realised by 2011, with most of the remainder realised by the end of 2013.  Of the estimated $2.0 billion in costs anticipated for this phase of the programme, $1.2 billion were charged in 2010; the remainder will largely be taken in 2011.

Outlook 2010-2014

It is recognised that the coming years will be challenging for the industry and for the Company, as its revenue base transitions through a period of exclusivity losses and new product launches.  In the belief that it would be helpful for investors to understand the Company’s high level planning assumptions for revenue evolution, margins, cash flow and business reinvestment that will guide its management of the business, last year the Company presented its planning outlook for the period 2010 to 2014.

For this period, the Company has made certain assumptions for the industry environment, and based on developments in 2010, the Company believes that these assumptions remain robust.  The Company assumes that the global biopharmaceutical industry can grow at least in line with real GDP over the planning horizon.  Whilst downward pressure on revenue from government interventions in the marketplace remain a continuing feature of the challenging market environment, the Company’s assessment remains that, as yet, these haven’t risen to a “step-change” in trend.  The assumptions for revenue, margins and cash flow assume no material mergers, acquisitions or disposals for the Company.  In addition, our plans assume no premature loss of exclusivity for key AstraZeneca products.  It was also assumed that exchange rates for our principal currencies won’t differ materially from the average rates that prevailed during January 2010.

The Company continues to plan on the basis that revenue will be in the range of $28 billion to $34 billion per annum over the 2010-14 period, as revenue growth from key franchises that retain exclusivity and continued growth in Emerging Markets are pressured by the loss of market exclusivity on a number of products.  Based on pipeline developments over the course of the year, the Company’s latest risk-adjusted view is that revenue contribution from recently launched products and the pipeline is now in the range of $3 billion to $5 billion.  Pipeline estimates are dynamic, as they fluctuate based on news flow from data generated during the development programme, regulatory actions and competitive developments in the market.  If it turns out that estimates for pipeline revenue continue to remain in line with this lower planning assumption, then total Company revenue in 2014 is more likely to be around the middle of the $28 billion to $34 billion planning range.

Based on continued productivity improvements (including successful completion of restructuring initiatives), the planning assumption remains that Core operating margin, before investment in research and development (Core Pre-R&D operating margin) will be in the range of 48 to 54 percent of revenue. These levels of revenue and margins would generate the requisite operating cash flow over the planning period to support the reinvestment needs of the business, debt service obligations and shareholder distributions.  Over the planning period, the Company expects that between 40 and 50 percent of its pre-R&D post tax cash flows will be reinvested in internal and external R&D and capital investments to drive future value and growth.

2011 Guidance

Revenue in 2011 will continue to be affected by the loss of market exclusivity for Arimidex in the US, and for Arimidex in Europe once exclusivity expires in February.  The Company anticipates that revenue could range from flat to a low-single digit decline compared with 2010 revenue on a constant currency basis, with the extent of generic competition among the variables that could determine actual performance within the range.  Core Pre-R&D operating margin is expected to be towards the top of the planning range of 48 to 54 percent of revenue, albeit somewhat lower than that achieved in 2010. Based on the January 2011 average exchange rates for our principal currencies, the target for Core earnings per share is in the range of $6.45 to $6.75.

This target takes no account of the likelihood that average exchange rates for the remainder of 2011 may differ materially from the January 2011 average rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar is provided in conjunction with this Full Year 2010 results announcement, and can be found on the AstraZeneca website, www.astrazeneca.com/investors and http://info.astrazenecaevents.com.

Dividends and Share Repurchases

In conjunction with the Full Year 2009 results announcement, the Company announced that the Board has adopted a progressive dividend policy, intending to maintain or grow the dividend each year.  In adopting this policy, the Board recognised that some earnings fluctuations are to be expected as the Company’s revenue base transitions through this period of exclusivity losses and new product launches.  The Board’s view is that the annual dividend will not just reflect the financial performance of a single year taken in isolation, but reflect its view of the earnings prospects for the Group over the entirety of the investment cycle.  As a result, dividend cover may vary during the period, but with the target of an average dividend cover of 2 times (ie, a payout ratio of 50 percent), based on reported earnings (before restructuring costs).

The Board has recommended an 8 percent increase in the second interim dividend to $1.85 (116.7 pence, 11.99 SEK) to be paid on 14 March 2011.  This brings the full year dividend to $2.55 (161.6 pence, 17.11 SEK), an increase of 11 percent.

In setting the distribution policy and the overall financial strategy, the Board’s aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

The Company completed net share repurchases of $2,110 million in 2010, achieving its target for year.  The Group re-purchased 53.7 million shares for a total of $2,604 million, whilst 11.8 million shares were issued in consideration of share option exercises for a total of $494 million. The total number of shares in issue at 31 December 2010 was 1,409 million.

In conjunction with today’s financial results announcement, the Board has announced that the Company intends to complete net share repurchases in the amount of $4 billion during 2011.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline is presented in conjunction with this Full Year 2010 results announcement, and is available on the Company’s website.

The AstraZeneca pipeline now includes 92 projects in the clinical phase of development.  There are 9 NME projects currently in late stage development, either in Phase III or under regulatory review.  During 2010, across the clinical portfolio, 24 projects have successfully progressed to their next phase (including 14 projects entering first human testing); 34 projects have been withdrawn.

There were some important regulatory approvals received in 2010, including:

Brilinta/Brilique

On 6 December 2010, AstraZeneca announced that the European Commission has granted marketing authorisation to Brilique (ticagrelor tablets) for the prevention of atherothrombotic events in adult patients with Acute Coronary Syndromes (ACS).

The launch programme has commenced, including the UK and Germany, although the majority of launches in the EU will occur in the second half of the year due to pricing and reimbursement negotiations.

On 21 January 2011, AstraZeneca announced that it has replied to the US Food and Drug Administration’s (FDA) Complete Response Letter (CRL) received for the ticagrelor (Brilinta) New Drug Application (NDA) on 16 December 2010.

The additional analyses of the PLATO trial requested in the CRL focused primarily on interactions between ticagrelor and high dose aspirin. AstraZeneca believes these supplementary analyses support the hypothesis that the apparent difference in treatment effect observed in the US and non-US patient subsets in PLATO is most likely a reflection of an underlying interaction between ticagrelor and higher doses of aspirin.

AstraZeneca remains of the view that either the play of chance or an interaction between high dose aspirin and ticagrelor are viable explanations for the efficacy differences observed in a subset of US patients in the PLATO trial.

The CRL did not request that additional studies, including clinical studies, be conducted as a prerequisite for approval of the ticagrelor NDA.

According to the FDA’s published guidance, following the issuance of a CRL, resubmitted NDAs, once accepted by the FDA, are given one of two classifications: Class 1 starts a two-month review cycle while Class 2 starts a six-month review.

The FDA will now review AstraZeneca’s response to determine whether the information submitted is complete and whether to designate the review as Class 1 or Class 2.

AstraZeneca remains confident in the NDA submission for ticagrelor and will continue to work with the FDA to progress towards the completion of the review of the NDA for ticagrelor.

ONGLYZATM fixed dose combination with metformin

On 5 November 2010, AstraZeneca and Bristol-Myers Squibb Company announced that the US FDA approved KOMBIGLYZE™ XR for the treatment of type 2 diabetes in adults. KOMBIGLYZE™ XR is the first and only once-a-day metformin extended-release (XR) plus dipeptidyl peptidase-4 (DPP-4) inhibitor combination tablet offering strong glycaemic control across glycosylated haemoglobin levels (HbA1c), fasting plasma glucose (FPG) and post-prandial glucose (PPG).

KOMBIGLYZE™ XR is indicated as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes mellitus when treatment with both saxagliptin (also known as ONGLYZA™), and metformin is appropriate.

The Marketing Authorisation application for a fixed dose combination of ONGLYZA™ plus metformin immediate release tablets remains under review by the European Medicines Agency.

Vimovo

In April 2010, the US FDA approved Vimovo (naproxen and esomeprazole magnesium) delayed-release tablets for the relief of signs and symptoms of osteoarthritis, rheumatoid arthritis, and ankylosing spondylitis, and to decrease the risk of developing gastric ulcers in patients at risk of developing non-steroidal anti-inflammatory drug (NSAID)-associated gastric ulcers. Vimovo is not recommended as a starting treatment for relief of acute pain. Controlled studies do not extend beyond 6 months.

Promotional visits by AstraZeneca’s professional representatives in the US commenced in September 2010.

In October 2010, EU approval was received for Vimovo for the symptomatic treatment of osteoarthritis, rheumatoid arthritis, and ankylosing spondylitis in patients who are at risk for developing NSAID-associated gastric and/or duodenal ulcers and where treatment with lower doses of naproxen or of other NSAIDs is not considered sufficient.

Seroquel XR

The last component in the major lifecycle management programme for Seroquel XR was completed in August 2010, with the European approval for Seroquel XR as an add-on treatment of major depressive episodes in patients with Major Depressive Disorder who have had sub-optimal response to antidepressant monotherapy.

Crestor

New indications were approved for Crestor in the US and the EU based on data from the landmark JUPITER clinical trial.

In February 2010, the US FDA approved Crestor to reduce the risk of stroke, myocardial infarction (heart attack) and arterial revascularisation procedures in individuals without clinically evident coronary heart disease but with an increased risk of cardiovascular disease (CVD) based on age (men ≥50 and women ≥60), high-sensitivity C-reactive protein (hsCRP) ≥ 2 mg/L, and the presence of at least one additional CVD risk factor, such as hypertension, low HDL-C, smoking, or a family history of premature coronary heart disease.

In April 2010, Crestor was approved in nineteen countries within the EU for the prevention of major cardiovascular events in patients who are at high risk (defined as having a SCORE risk ≥ 5% or Framingham Risk >20%) of having a first cardiovascular event.

Regulatory submissions in 2010 include:

Dapagliflozin

In December 2010, AstraZeneca and Bristol-Myers Squibb Company submitted regulatory applications in the US and the EU seeking approval for dapagliflozin, a first-in-class sodium-glucose cotransporter-2 (SGLT2) inhibitor, as a once-daily oral treatment for adult patients with type 2 diabetes.  SGLT2 inhibitors, which act independently of insulin mechanisms, facilitate the excretion of glucose and associated calories in the urine, thereby lowering blood glucose levels along with the additional benefit of a reduction in body weight. The regulatory submissions are based on data from an extensive global development programme comprised of a total of 40 clinical studies, including Phase III studies of up to two years in duration.  These studies were conducted in more than 6,000 patients, including those with longer duration of disease, those requiring insulin therapy and in patients with impaired renal function.

The Marketing Authorisation Application was validated by the European Medicines Agency in January.  The companies are awaiting acceptance of the submission in the US.

Zinforo (ceftaroline fosamil)

In December 2010, a regulatory application was submitted in the European Union seeking approval for Zinforo in the treatment of complicated skin and soft tissue infections as well as for community acquired pneumonia.

Vandetanib

In September 2010, regulatory submissions in the US and Europe were accepted for review of the investigational drug vandetanib in the treatment of patients with advanced medullary thyroid cancer (MTC).

On 7 January 2011, AstraZeneca announced that the US FDA has extended the time to complete its review of the NDA.  As part of the review process, the FDA required that AstraZeneca submit a Risk Evaluation and Mitigation Strategy (REMS). A proposed REMS was submitted by AstraZeneca and the FDA accordingly extended the Prescription Drug User Fee Act (PDUFA) date from 7 January 2011 to 7 April 2011.

AstraZeneca will continue to work closely with the FDA to support the review of the vandetanib NDA.

Two large Phase III trial programmes were initiated in 2010:

TC-5214

In June 2010, AstraZeneca and Targacept Inc. announced the enrolment of the first patient in the Phase III clinical development program for TC-5214, a neuronal nicotinic receptor modulator. The Phase III programme, referred to as the Renaissance Program, will investigate TC-5214 as an adjunct treatment for major depressive disorder (MDD) in patients with an inadequate response to first-line therapy with a selective serotonin reuptake inhibitor (SSRI) or serotonin/norephinephrine reuptake inhibitor (SNRI).

Fostamatinib

In September 2010, the first patient was enrolled in the Phase III clinical development programme for fostamatinib, a novel oral Syk inhibitor.  The Phase III programme, called OSKIRA (Oral Syk Inhibition in Rheumatoid Arthritis), is designed to investigate fostamatinib as a treatment for rheumatoid arthritis (RA) in patients with an inadequate response to disease modifying anti-rheumatic drugs (DMARDs), including methotrexate.

In addition to the achievements noted above, there were also some development disappointments in 2010, including:

Motavizumab

In December 2010, AstraZeneca announced it has discontinued further development of motavizumab for the prophylaxis of serious respiratory syncytial virus (RSV) disease. The Company has requested withdrawal of the Biological License Application (BLA) pending at the US FDA.

As a result of this decision, AstraZeneca incurred a financial impairment charge of $445 million in the fourth quarter 2010.  Consistent with previous disclosures, the impairment has been excluded from Core earnings.

Certriad

In March 2010, AstraZeneca and Abbott received a Complete Response Letter (CRL) from the US FDA for the NDA for Certriad (rosuvastatin calcium and fenofibric acid), which was being investigated for the treatment of mixed dyslipidaemia.

After careful review and consideration of the CRL and the resulting regulatory delay, the companies have determined that the development of Certriad is no longer commercially attractive.  As a result, the co-development and license agreement with Abbott ended on 22 January 2011.

Recentin

During 2010, two Phase III trials in colorectal cancer (HORIZON II and HORIZON III) and one in recurrent glioblastoma (REGAL) reported top-line results.  These studies did not support regulatory submissions in either indication.

Zibotentan

In September 2010, the results were received for the first of the Phase III studies evaluating zibotentan in the castration resistant prostate cancer (CRPC) setting.  Study 14 was a randomised, placebo controlled Phase III study which evaluated zibotentan 10mg added to standard of care treatment in 594 patients with metastatic CRPC. The study did not show a significant improvement in the primary endpoint of overall survival.  The safety and tolerability profile of zibotentan in this trial was in line with previous studies.

Based on this study result, AstraZeneca plans no regulatory submissions for zibotentan at this time. The zibotentan ENTHUSE trial programme includes two other ongoing studies with zibotentan in different CRPC settings. The full results of study 14 will be published in 2011.

Other developments since the third quarter 2010 update include:

Iressa

AstraZeneca has informed US patients taking, and US physicians currently prescribing Iressa (gefitinib) that patients currently benefiting from Iressa therapy will be able to continue to receive treatment through a clinical study.  This action was announced after AstraZeneca informed the US FDA that it will be withdrawing the Accelerated Approval New Drug Application (NDA) for Iressa, effective 30 September 2011. AstraZeneca does not plan to pursue approval for Iressa in the US.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal
	Fourth Quarter		CER %	Full Year		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Nexium	1,231	1,278	-2	4,969	4,959	-
Losec/Prilosec	243	250	-6	986	946	+1
Total	1,500	1,553	-3	6,088	6,011	-

•
In the US, Nexium sales in the fourth quarter were $665 million, down 7 percent compared with the fourth quarter last year.  Dispensed retail tablet volume decreased by around 4 percent in a flat PPI market. Nexium market share of dispensed units is down only 0.9 percentage points in December 2010 compared with December 2009. Average realised selling prices for Nexium were around 2 percent lower in the quarter, and roughly unchanged for the full year.

•	Nexium sales in the US for the full year were down 5 percent to $2,695 million.
•
Nexium sales in other markets in the fourth quarter were up 4 percent to $566 million.  Sales in Canada were up 13 percent.  Sales in Western Europe were down 2 percent, although sales in France were up 23 percent.  Sales in Emerging Markets were up 17 percent.

•	Nexium sales in other markets were up 6 percent for the full year to $2,274 million.
•	Prilosec sales in the US were down 40 percent in the fourth quarter and were down 28 percent for the full year.
•	Sales of Losec in the Rest of World were down 4 percent in the fourth quarter. Losec sales in the Rest of World were up 3 percent for the full year, largely on a 27 percent increase in China.

Cardiovascular
	Fourth Quarter		CER %	Full Year		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Crestor	1,587	1,257	+26	5,691	4,502	+24
Seloken /Toprol-XL	253	324	-22	1,210	1,443	-17
Atacand	375	387	-	1,483	1,436	+3
Plendil	63	60	+3	255	241	+4
Zestril	40	43	-5	157	184	-14
ONGLYZATM	32	2	n/m	69	11	n/m
Total	2,487	2,227	+12	9,403	8,376	+11

•
In the US, Crestor sales in the fourth quarter were up 36 percent to $752 million.  Crestor total prescriptions increased by 10 percent, compared with 2 percent for the statin market overall.  Crestor share of total prescriptions continued to increase, reaching 12.0 percent in December 2010.   US revenue performance in the fourth quarter also benefited from a favourable movement in managed market rebate accruals.

•	US sales for Crestor for the full year increased by 26 percent to $2,640 million.
•
Crestor sales in the Rest of World were up 18 percent to $835 million in the fourth quarter on volume growth that continues to outpace the statin market.  Sales in Established Rest of World were up 21 percent, including a 27 percent increase in Canada, as well as good growth in Japan and Australia.  Sales in Western Europe were up 14 percent on good growth in France, Italy and Spain.  Sales in Emerging Markets were up 23 percent.

•	Crestor sales in the Rest of World were up 23 percent to $3,051 million for the full year.
•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, decreased by 40 percent in the fourth quarter to $118 million.  Total prescriptions for the franchise were down 32 percent, as there are now two competitors with the full range of dosage strengths.  It remains difficult to ascertain when additional generic entrants may be approved in the US market.

•	Toprol-XL franchise sales in the US for the full year were down 29 percent to $689 million.

•	Sales of Seloken in other markets were up 7 percent in the fourth quarter to $135 million and were up 6 percent for the full year to $521 million on continued double-digit growth in Emerging Markets.
•
US sales of Atacand were down 24 percent in the fourth quarter and were down 18 percent for the full year.  Atacand sales in Rest of World were up 5 percent in the fourth quarter and 7 percent for the full year.

•	Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb totalled $69 million for the full year, comprised of $54 million in the US and $15 million in the Rest of World.

Respiratory and Inflammation
	Fourth Quarter		CER %	Full Year		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Symbicort	741	666	+15	2,746	2,294	+20
Pulmicort	233	387	-39	872	1,310	-34
Rhinocort	52	65	-20	227	264	-16
Oxis	15	19	-21	63	63	-2
Accolate	7	17	-59	57	66	-15
Total	1,086	1,191	-7	4,099	4,132	-1

•
Symbicort sales in the US were $192 million in the fourth quarter, a 25 percent increase over last year.  Symbicort share of new prescriptions for fixed combination products increased to 19.5 percent in December 2010.  Market share of patients new to combination therapy is 25 percent.

•	US sales of Symbicort for the full year were $721 million, an increase of 48 percent.
•
Symbicort sales in other markets in the fourth quarter were $549 million, 12 percent ahead of the fourth quarter last year.  Sales in Established Rest of World increased by 78 percent on continued strong uptake following launch in Japan.  Sales in Emerging Markets were up 22 percent.  Sales in Western Europe were up 1 percent.

•	Symbicort sales in the Rest of World for the full year were up 13 percent to $2,025 million.
•
US sales of Pulmicort in the fourth quarter were down 70 percent to $68 million, as a result of the launch of the Teva generic budesonide inhaled suspension (BIS) product in December 2009.  Pulmicort Respules share of dispensed BIS prescriptions was 14 percent in the quarter.

•	US sales of Pulmicort for the full year were down 62 percent to $305 million.
•	Sales of Pulmicort in the Rest of World for the full year were up 10 percent to $567 million.

Oncology
	Fourth Quarter		CER %	Full Year		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Arimidex	278	499	-43	1,512	1,921	-22
Casodex	148	189	-24	579	844	-34
Zoladex	302	300	-	1,115	1,086	-
Iressa	115	79	+41	393	297	+28
Faslodex	111	72	+58	345	262	+33
Nolvadex	25	24	-	89	88	-3
Total	982	1,169	-16	4,045	4,518	-12

•
In the US, sales of Arimidex were down 90 percent in the fourth quarter to $22 million.  Total prescriptions for Arimidex were also down 90 percent, reflecting the inroads made by generics since their approval at the end of June 2010.

•	US sales of Arimidex for the full year were down 44 percent to $494 million.
•
Arimidex sales in other markets were down 7 percent in the fourth quarter to $256 million.  For the full year, sales were down 3 percent to $1,018 million. Arimidex retains market exclusivity in the major EU markets until February 2011.

•
Casodex sales in the US in the fourth quarter were down 89 percent to $2 million, as a result of generic competition that began in the third quarter 2009.  Casodex sales in the US for the full year were down 89 percent to $16 million.

•
Casodex sales in the Rest of World in the fourth quarter were down 18 percent to $146 million chiefly on the impact of generic competition in Western Europe, where sales were down 28 percent, and in Japan, where sales were down 19 percent to $90 million.  For the full year, sales in the Rest of World were down 22 percent to $563 million.

•
Iressa sales increased by 28 percent to $393 million for the full year, including $49 million of sales in Western Europe.  Sales in Japan were up 8 percent.  Sales in Emerging Markets were up 20 percent, including a 23 percent increase in China.

•	Faslodex sales for the full year increased by 35 percent in the US and grew by 32 percent in the Rest of World, on rapid adoption of the new 500mg dosage regimen.

Neuroscience
	Fourth Quarter		CER %	Full Year		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Seroquel	1,340	1,261	+7	5,302	4,866	+9
Seroquel IR	1,024	1,041	-1	4,148	4,171	-1
Seroquel XR	316	220	+47	1,154	695	+67
Zomig	110	115	-3	428	434	-2
Vimovo	-	-	-	5	-	n/m
Total	1,706	1,636	+5	6,704	6,237	+7

•
In the US, Seroquel sales were up 7 percent to $933 million in the fourth quarter.  Total prescriptions for the Seroquel franchise increased by 0.4 percent in the fourth quarter, whilst total prescriptions for Seroquel XR grew by 49 percent compared to the fourth quarter 2009, accounting for 16 percent of prescriptions for the franchise in the US in December 2010.  Market share for the Seroquel franchise was a market-leading 30.6 percent in December 2010.

•	US sales of Seroquel for the full year were $3,747 million, 10 percent ahead of last year.
•
Seroquel sales in the Rest of World were $407 million in the fourth quarter, an 8 percent increase.  Sales of Seroquel XR increased by 40 percent, and now account for 37.6 percent of franchise sales outside the US.  Seroquel franchise sales were up 7 percent in Western Europe, and grew by 18 percent in Emerging Markets.  Franchise sales in Established ROW were unchanged in the quarter, reflecting the phasing of shipments to our marketing partner in Japan, but were up 10 percent for the full year.

•	For the full year, Seroquel sales in the Rest of World increased by 7 percent to $1,555 million, with Seroquel XR sales up 48 percent.
•
For the full year, US sales of Vimovo were $5 million, the result of launch stocking in the third quarter and some prescription demand, partially offset by the effect of free trial and discounted prescription programmes in support of the launch whilst building formulary access and reimbursement.

Infection and Other
	Fourth Quarter		CER %	Full Year		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
Synagis	397	401	-1	1,038	1,082	-4
Merrem	183	236	-21	817	872	-7
FluMist	51	51	-	174	145	+20
Non seasonal flu vaccine	-	237	n/m	39	389	-90
Total	656	955	-31	2,176	2,631	-18

•
In the US, sales of Synagis in the fourth quarter were up 5 percent to $276 million, as the negative impact on usage from the revised guidelines published by the COID appears to have stabilised.  US sales for the full year were down 17 percent to $646 million.  Outside the US, Synagis sales in the fourth quarter were down 12 percent to $121 million, reflecting the different quarterly phasing of shipments to Abbott, our international distributor, which benefited sales comparisons earlier in the year.  For the full year, sales in Rest of World were up 31 percent to $392 million.

•	FluMist sales for the full year were $174 million, a 20 percent increase over last year.
•
There was no revenue recorded in the fourth quarter for US government orders for Live Attenuated Influenza Vaccine (LAIV) against Novel Influenza A (H1N1).  This strain has now been incorporated into the traditional seasonal influenza vaccine.

This project has been funded in whole or in part with Federal funds from HHS/ASPR/BARDA, under Contract No. HHS01002009000021.

Geographic Sales
	Fourth Quarter		CER %	Full Year		CER %
	2010 $m	2009 $m		2010 $m	2009 $m
US	3,454	3,946	-12	13,727	14,777	-7
Western Europe	2,347	2,556	-1	9,168	9,252	+2
Established ROW*	1,475	1,277	+8	5,176	4,423	+7
Emerging ROW	1,341	1,166	+15	5,198	4,352	+16

*	Established ROW comprises Canada, Japan, Australia and New Zealand.

•
In the US, revenue declined by 7 percent for the full year.  There was strong growth for Crestor, Seroquel XR and Symbicort, but this was more than offset by generic erosion on Pulmicort Respules, Arimidex, Toprol-XL and Casodex as well as the absence of H1N1 influenza vaccine revenue.

•
Revenue in Western Europe was up 2 percent for the full year, as volume growth exceeded the negative impact from price reductions chiefly related to government interventions.  Much of the volume growth was attributable to Crestor, Seroquel XR and Symbicort.

•	Revenue in the Established Rest of World segment was up 7 percent for the full year, driven by the strong performance for Crestor in all regions as well as the successful launch of Symbicort in Japan.
•
Revenue in Emerging Markets was up 16 percent for the full year.  Like our Established Markets, Emerging Markets also achieved good growth from Crestor, Symbicort and Seroquel XR, but performance was also fuelled by growth from the mature product portfolio in cardiovascular products and the PPI franchise.  Revenue in China was up 28 percent for the year, to over $1.0 billion.

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of each of these adjustments is given on page 37 of our Annual Report and Form 20-F Information 2009.

Fourth Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2010	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions/ Other	Core 2010	Core 2009	Actual %	CER %
Revenue	8,617	-	-	-	-	8,617	8,945	(4)	(3)
Cost of Sales	(1,759)	34	-	-	-	(1,725)	(1,616)
Gross Profit	6,858	34	-	-	-	6,892	7,329	(6)	(4)
% sales	79.6%					80.0%	81.9%	-1.9	-1.1
Distribution	(87)	-	-	-	-	(87)	(91)	(4)	(4)
% sales	1.0%					1.0%	1.0%	-	-
R&D	(1,930)	191	-	445	-	(1,294)	(1,270)	2	2
% sales	22.4%					15.0%	14.2%	-0.8	-0.7
SG&A	(2,522)	200	116	-	(672)*	(2,878)	(3,065)	(6)	(6)
% sales	29.3%					33.5%	34.3%	+0.8	+1.0
Other Income	92	-	17	123	-	232	141	65	67
% sales	1.1%					2.7%	1.6%	+1.1	+1.1
Operating Profit	2,411	425	133	568	(672)	2,865	3,044	(6)	(2)
% sales	28.0%					33.2%	34.0%	-0.8	+0.3
Net Finance Expense	(128)	-	-	-	-	(128)	(161)
Profit before Tax	2,283	425	133	568	(672)	2,737	2,883	(5)	(2)
Taxation	(651)	(116)	(26)	(150)	174	(769)	(811)
Profit after Tax	1,632	309	107	418	(498)	1,968	2,072	(5)	(1)
Non-controlling Interests	(11)	-	-	-	-	(11)	(9)
Net Profit	1,621	309	107	418	(498)	1,957	2,063	(5)	(2)
Weighted Average Shares	1,418	1,418	1,418	1,418	1,418	1,418	1,450
Earnings per Share	1.15	0.22	0.07	0.29	(0.34)	1.39	1.42	(2)	1

*
The net adjustment of $672 million contains gains of $791 million ($582 million after tax) arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan.

Revenue declined by 3 percent in the fourth quarter to $8,617 million.

Core gross margin of 80.0 percent was 1.1 percentage points lower than last year. This was the result of lower payments to Merck (0.3 percentage points) being more than offset by higher royalties (0.2 percentage points) combined with adverse product and regional mix (1.2 percentage points).

Core SG&A costs of $2,878 million were 6 percent lower than last year. Continued investment in Emerging Markets was more than offset by reduced promotional investment in the US and operating efficiencies across Established Markets.

Core Pre-R&D Operating Margin was 48.2 percent, 1.0 percentage points higher than last year, with lower SG&A and higher other income partially offset by the lower gross margin.

Core R&D costs of $1,294 million were 2 percent higher than last year, with higher intangible impairments and increased project spend being partially offset by operational efficiencies. The increase in project spend in the fourth quarter resulted from the start of Phase III trials for the antidepressant TC-5214 and fostamatinib for arthritis in the second half of 2010.

Core other income of $232 million was $91 million higher than last year chiefly due to royalties received from sales of Teva’s generic version of Pulmicort Respules.

Core operating profit was $2,865 million, down 2 percent at CER or down 6 percent on an actual basis. In comparison to the same period last year against the dollar, the euro was 8 percent weaker (reducing sales and costs), the Swedish Krona was 3 percent stronger (increasing costs) and sterling was 3 percent weaker (reducing costs). Core operating margin improved 0.3% in the quarter with lower SG&A costs and higher other income partially offset by higher R&D expenditure and the lower gross margin.

Core earnings per share in the fourth quarter were up 1 percent to $1.39, with the decline in operating profit more than offset by lower net finance expense and the benefit of a lower average number of shares outstanding.

Reported operating profit was up 9 percent to $2,411 million. Reported earnings per share were up 11 percent to $1.15, as the same factors affecting Core EPS combined with higher restructuring costs, legal provisions and intangible impairments were more than offset by the $0.40 gain, arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan.

Full Year

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2010	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions/ Other	Core 2010	Core 2009	Actual %	CER %
Revenue	33,269	-	-	-	-	33,269	32,804	1	-
Cost of Sales	(6,389)	144	-	-	-	(6,245)	(5,587)
Gross Profit	26,880	144	-	-	-	27,024	27,217	(1)	(1)
% sales	80.8%					81.2%	83.0%	-1.8	-1.6
Distribution	(335)	-	-	-	-	(335)	(298)	12	10
% sales	1.0%					1.0%	0.9%	-0.1	-
R&D	(5,318)	654	-	445	-	(4,219)	(4,334)	(3)	(4)
% sales	16.0%					12.7%	13.2%	+0.5	+0.6
SG&A	(10,445)	404	443	-	(179)*	(9,777)	(9,890)	(1)	(2)
% sales	31.4%					29.4%	30.2%	+0.8	+0.7
Other Income	712	-	75	123	-	910	926	(2)	(2)
% sales	2.1%					2.7%	2.8%	-0.1	-0.1
Operating Profit	11,494	1,202	518	568	(179)	13,603	13,621	-	-
% sales	34.5%					40.8%	41.5%	-0.7	-0.4
Net Finance Expense	(517)	-	-	-	-	(517)	(736)
Profit before Tax	10,977	1,202	518	568	(179)	13,086	12,885	2	1
Taxation	(2,896)	(317)	(100)	(150)	47	(3,416)	(3,703)
Profit after Tax	8,081	885	418	418	(132)	9,670	9,182	5	5
Non-controlling Interests	(28)	-	-	-	-	(28)	(23)
Net Profit	8,053	885	418	418	(132)	9,642	9,159	5	5
Weighted Average Shares	1,438	1,438	1,438	1,438	1,438	1,438	1,448
Earnings per Share	5.60	0.62	0.29	0.29	(0.09)	6.71	6.32	6	5

*
The net adjustment of $179 million contains legal provisions of $592 million in respect of the ongoing Seroquel product liability litigation and state attorney general investigations into sales and marketing practices (see Note 5) and gains of $791 million ($582 million after tax) arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan.

Revenue in 2010 was unchanged at $33,269 million.

Core gross margin of 81.2 percent declined 1.6 percentage points.  The margin was negatively impacted by adverse regional and product mix that was only partially offset by operating efficiencies (0.6 percentage points), the third quarter intangible impairment of lesogaberan (0.4 percentage points) and higher royalties (0.3 percentage points).  The year on year comparison was also affected by the release of a provision with respect to the resolution of an issue related to a third party supply contract in the third quarter 2009 (0.5 percentage points).  Lower payments to Merck (0.2 percentage points) provided some partial mitigation to the gross margin decline.

Core SG&A costs of $9,777 million were 2 percent lower at CER compared with the previous year. Investment in Emerging Markets and recently launched brands were more than offset by operational efficiencies across Established Markets.

Core other income of $910 million was $16 million less than the previous year. 2009 benefited from disposal gains related to Abraxane® and the Nordic OTC business and 2010 included royalties from sales of Teva’s generic version of Pulmicort Respules.

Core Pre-R&D Operating Margin was 53.5 percent, down 1.0 percentage points, with the lower gross margin only partially offset by efficiencies within SG&A.

Core R&D expenditure was $4,219 million, 4 percent lower than last year. Increased investment in biologics was more than offset by lower project costs and operational efficiencies. The lower project costs are the result of several late stage projects completing their trials, partially offset by the second half starts for the TC-5214 and fostamatinib Phase III programmes.

Core operating profit was $13,603 million, unchanged at CER. Core operating margin declined by 0.4 percentage points to 40.8 percent, with lower R&D expense and operational efficiencies only partially offsetting the decline in the gross margin.

Core earnings per share were $6.71, up 5 percent, with the operating performance boosted by lower net finance expense, the benefit of a lower average number of shares outstanding and a lower effective tax rate.

Reported operating profit was down 1 percent at $11,494 million. Reported earnings per share were up 7 percent to $5.60, as a result of the same factors affecting Core earnings per share. Core adjustments were broadly in line with last year’s level, with increased restructuring costs and intangible impairments offset by the fourth quarter gain arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan.

Finance Income and Expense

Net finance expense was $517 million for the year, versus $736 million in 2009 ($128 million for the quarter, versus $161 million for the fourth quarter of 2009). Fair value gains of $5 million were recorded on the long-term bonds in the year, versus fair value losses of $145 million for 2009 ($1 million loss for the quarter versus $15 million loss for quarter four 2009). In addition to this, there is reduced interest payable due to lower debt balances, and slightly increased returns from higher cash and cash equivalent balances.

Taxation

The effective tax rate for the fourth quarter is 28.5 percent (2009: 27.8 percent, 28.1 percent excluding the impact of legal provisions) and 26.4 percent for the year (2009: 30.2 percent, 28.8 percent excluding the impact of legal provisions).  The full year effective tax rate for 2011 is currently anticipated to be around 27 percent.

Cash Flow

Cash generated from operating activities was $10,680 million in the year to 31 December 2010, compared with $11,739 million in 2009.  The decline of $1,059 million is primarily driven by legal settlement payments of $709 million relating to Seroquel sales and marketing practices and product liability and Average Wholesale Price Litigation in the US and the first instalment of $562 million (£350 million) in respect of the UK tax settlement (for which the second instalment of £155 million is due in March 2011).

Net cash outflows from investing activities were $2,340 million in the year compared with $2,476 million in 2009. The decrease of $136 million is due primarily to $1,132 million lower net expenditure on short-term investments and fixed deposits, offset by higher net payments on externalisation activities and other intangibles of $1,173 million (including the Merck First Option payment of $647 million).

Net cash distributions to shareholders increased from $2,842 million in 2009 to $5,471 million in 2010 through dividend payments of $3,361 million and net share repurchases of $2,110 million.

Debt and Capital Structure

As at 31 December 2010, outstanding gross debt (interest bearing loans and borrowings) was $9,222 million (31 December 2009: $11,063 million). The reduction in gross debt of $1,841 million during the year was principally due to the repayment on maturity of two Euro bonds.  The first was the Euro 500 million 18 month bond issued in July 2008 and maturing in January 2010, and the second was the Euro 750 million 3 year bond issued in November 2007 and maturing in November 2010.   Of the gross debt outstanding at 31 December 2010, $125 million is due within one year (31 December 2009: $1,926 million).  Strong business cash flows have improved net funds by $3,118 million since 31 December 2009, resulting in net funds of $3,653 million as at 31 December 2010.

Calendar

28 April 2011	Announcement of first quarter 2011 results
28 April 2011	Annual General Meeting
28 July 2011	Announcement of second quarter and half year 2011 results
27 October 2011	Announcement of third quarter and nine months 2011 results

David Brennan
Chief Executive Officer

Media Enquiries:	Neil McCrae (London)	(020) 7604 8236
	Sarah Lindgreen (London)	(020) 7604 8033
	Tony Jewell (Wilmington)	(302) 885 4594
	Ann-Leena Mikiver (Södertälje)	(8) 553 260 20

Analyst/Investor Enquiries	Karl Hård (London)	(020) 7604 8123
	Jonathan Hunt (London)	(020) 7604 8122
	Nicklas Westerholm (London)	(020) 7304 8124
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Interviews with David Brennan, Chief Executive Officer and Martin Mackay, President R&D are available on www.astrazeneca.com and http://info.astrazenecaevents.com

Item 22

Condensed Consolidated Statement of Comprehensive Income

For the year ended 31 December	2010 $m	2009 $m
Revenue	33,269	32,804
Cost of sales	(6,389)	(5,775)
Gross profit	26,880	27,029
Distribution costs	(335)	(298)
Research and development1	(5,318)	(4,409)
Selling, general and administrative costs2	(10,445)	(11,332)
Other operating income and expense	712	553
Operating profit	11,494	11,543
Finance income	516	462
Finance expense	(1,033)	(1,198)
Profit before tax	10,977	10,807
Taxation	(2,896)	(3,263)
Profit for the period	8,081	7,544
Other comprehensive income:
Foreign exchange arising on consolidation	26	388
Foreign exchange differences on borrowings forming net investment hedges	101	(68)
Amortisation of loss on cash flow hedge	1	1
Net available for sale gains taken to equity	4	2
Actuarial loss for the period	(46)	(569)
Income tax relating to components of other comprehensive income	(61)	192
Other comprehensive income for the period, net of tax	25	(54)
Total comprehensive income for the period	8,106	7,490

Profit attributable to:
Owners of the parent	8,053	7,521
Non-controlling interests	28	23
	8,081	7,544

Total comprehensive income attributable to:
Owners of the parent	8,058	7,467
Non-controlling interests	48	23
	8,106	7,490

Basic earnings per $0.25 Ordinary Share	$5.60	$5.19
Diluted earnings per $0.25 Ordinary Share	$5.57	$5.19
Weighted average number of Ordinary Shares in issue (millions)	1,438	1,448
Diluted weighted average number of Ordinary Shares in issue (millions)	1,446	1,450

1	Research and development includes a $445 million impairment of intangible assets related specifically to motavizumab (see Note 1).
2
Selling, general and administrative expenses includes a provision of $592 million with respect to Seroquel legal matters (see Note 5) and gains of $791 million arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan (see Note 1).  In 2009, selling, general and administrative expenses included provisions totalling $538 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices.

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 31 December	2010 $m	2009 $m
Revenue	8,617	8,945
Cost of sales	(1,759)	(1,665)
Gross profit	6,858	7,280
Distribution costs	(87)	(91)
Research and development1	(1,930)	(1,314)
Selling, general and administrative costs2	(2,522)	(3,465)
Other operating income and expense	92	(85)
Operating profit	2,411	2,325
Finance income	140	130
Finance expense	(268)	(291)
Profit before tax	2,283	2,164
Taxation	(651)	(602)
Profit for the period	1,632	1,562
Other comprehensive income:
Foreign exchange arising on consolidation	13	(42)
Foreign exchange differences on borrowings forming net investment hedges	38	27
Amortisation of loss on cash flow hedge	-	1
Net available for sale gains taken to equity	4	-
Actuarial gain/(loss) for the period	338	(504)
Income tax relating to components of other comprehensive income	(145)	136
Other comprehensive income for the period, net of tax	248	(382)
Total comprehensive income for the period	1,880	1,180

Profit attributable to:
Owners of the parent	1,621	1,553
Non-controlling interests	11	9
	1,632	1,562

Total comprehensive income attributable to:
Owners of the parent	1,865	1,174
Non-controlling interests	15	6
	1,880	1,180

Basic earnings per $0.25 Ordinary Share	$1.15	$1.07
Diluted earnings per $0.25 Ordinary Share	$1.14	$1.07
Weighted average number of Ordinary Shares in issue (millions)	1,418	1,450
Diluted weighted average number of Ordinary Shares in issue (millions)	1,426	1,455
1	Research and development includes a $445 million impairment of intangible assets related specifically to motavizumab (see Note 1).
2
Selling, general and administrative expenses includes gains of $791 million arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan (see Note 1).

Condensed Consolidated Statement of Financial Position

At 31 December	2010 $m	2009 $m
ASSETS Non-current assets
Property, plant and equipment	6,957	7,307
Goodwill	9,871	9,889
Intangible assets	12,158	12,226
Derivative financial instruments	324	262
Other investments	211	184
Deferred tax assets	1,475	1,292
	30,996	31,160
Current assets
Inventories	1,682	1,750
Trade and other receivables	7,847	7,709
Derivative financial instruments	9	24
Other investments	1,482	1,484
Income tax receivable	3,043	2,875
Cash and cash equivalents	11,068	9,918
	25,131	23,760
Total assets	56,127	54,920
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(125)	(1,926)
Trade and other payables	(8,661)	(8,687)
Derivative financial instruments	(8)	(90)
Provisions	(1,095)	(1,209)
Income tax payable	(6,898)	(5,728)
	(16,787)	(17,640)
Non-current liabilities
Interest-bearing loans and borrowings	(9,097)	(9,137)
Deferred tax liabilities	(3,145)	(3,247)
Retirement benefit obligations	(2,472)	(3,354)
Provisions	(843)	(477)
Other payables	(373)	(244)
	(15,930)	(16,459)
Total liabilities	(32,717)	(34,099)
Net assets	23,410	20,821
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	352	363
Share premium account	2,672	2,180
Other reserves	1,917	1,919
Retained earnings	18,272	16,198
	23,213	20,660
Non-controlling interests	197	161
Total equity	23,410	20,821

Condensed Consolidated Statement of Cash Flows

For the year ended 31 December	2010 $m	2009 $m
Cash flows from operating activities
Profit before taxation	10,977	10,807
Finance income and expense	517	736
Depreciation, amortisation and impairment	2,741	2,087
Increase in working capital and short-term provisions	82	1,329
Other non-cash movements	(463)	(200)
Cash generated from operations	13,854	14,759
Interest paid	(641)	(639)
Tax paid	(2,533)	(2,381)
Net cash inflow from operating activities	10,680	11,739
Cash flows from investing activities
Movement in short term investments and fixed deposits	(239)	(1,371)
Purchase of property, plant and equipment	(791)	(962)
Disposal of property, plant and equipment	83	138
Purchase of intangible assets	(1,390)	(624)
Disposal of intangible assets	210	269
Purchase of non-current asset investments	(34)	(31)
Disposal of non-current asset investments	5	3
Acquisitions of business operations	(348)	-
Interest received	174	113
Payments made by subsidiaries to non-controlling interests	(10)	(11)
Net cash outflow from investing activities	(2,340)	(2,476)
Net cash inflow before financing activities	8,340	9,263
Cash flows from financing activities
Proceeds from issue of share capital	494	135
Repurchase of shares for cancellation	(2,604)	-
Repayment of loans	(1,741)	(650)
Dividends paid	(3,361)	(2,977)
Movement in short term borrowings	(8)	(137)
Net cash outflow from financing activities	(7,220)	(3,629)
Net increase in cash and cash equivalents in the period	1,120	5,634
Cash and cash equivalents at the beginning of the period	9,828	4,123
Exchange rate effects	33	71
Cash and cash equivalents at the end of the period	10,981	9,828
Cash and cash equivalents consists of:
Cash and cash equivalents	11,068	9,918
Overdrafts	(87)	(90)
	10,981	9,828

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2009	362	2,046	1,932	11,572	15,912	148	16,060
Profit for the period	-	-	-	7,521	7,521	23	7,544
Other comprehensive income	-	-	-	(54)	(54)	-	(54)
Transfer to other reserve	-	-	(13)	13	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,026)	(3,026)	-	(3,026)
Issue of AstraZeneca PLC Ordinary shares	1	134	-	-	135	-	135
Share-based payments	-	-	-	172	172	-	172
Transfer from non-controlling interests to payables	-	-	-	-	-	(9)	(9)
Dividend paid to non-controlling interests	-	-	-	-	-	(1)	(1)
At 31 December 2009	363	2,180	1,919	16,198	20,660	161	20,821

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2010	363	2,180	1,919	16,198	20,660	161	20,821
Profit for the period	-	-	-	8,053	8,053	28	8,081
Other comprehensive income	-	-	-	5	5	20	25
Transfer to other reserve	-	-	(15)	15	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,494)	(3,494)	-	(3,494)
Issue of AstraZeneca PLC Ordinary shares	2	492	-	-	494	-	494
Repurchase of AstraZeneca PLC Ordinary shares	(13)	-	13	(2,604)	(2,604)	-	(2,604)
Share-based payments	-	-	-	99	99	-	99
Transfer from non-controlling interests to payables	-	-	-	-	-	(11)	(11)
Dividend paid to non-controlling interests	-	-	-	-	-	(1)	(1)
At 31 December 2010	352	2,672	1,917	18,272	23,213	197	23,410

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The preliminary announcement for the year ended 31 December 2010 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board. There have been no significant changes in accounting policies from those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2009.

The Group accounts for its defined benefit pension schemes in accordance with IAS 19 ‘Employee Benefits’. As previously disclosed, on 28 January 2010, the Group announced proposals regarding changes affecting its UK pension arrangements, including a freeze on pensionable pay for members of the defined benefit sections of the UK Fund with effect from 30 June 2010. This modification, as well as changes made to benefits under other post-retirement benefit plans, has resulted in gains of $791 million being recognised in operating profit in the fourth quarter of 2010.

Motavizumab is an investigational monoclonal antibody that was being considered by the FDA to help RSV disease.  In December, we discontinued further development of motavizumab for the prophylaxis of serious RSV disease and requested the withdrawal of the biological license application (BLA) which was pending at the FDA.  As a result of this decision, AstraZeneca incurred a financial impairment charge of $445 million. The Group held intangible assets of $445 million relating specifically to motavizumab.  Although we have discontinued certain motavizumab development paths and withdrawn the prophylaxis BLA from the FDA, motavizumab remains in development for other RSV treatment.

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2009 and the Third Quarter and Nine Months Results 2010.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook and as such, the preliminary announcement has been prepared on a Going Concern basis.

The financial information included in the preliminary announcement does not constitute statutory accounts of the Group for the years ended 31 December 2010 and 2009 but is derived from those accounts.  Statutory accounts for 2009 have been delivered to the registrar of companies and those for 2010 will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2	NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	At 1 Jan 2010 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 31 Dec 2010 $m
Loans due after one year	(9,137)	-	(62)	102	(9,097)
Current instalments of loans	(1,790)	1,741	(1)	50	-
Total loans	(10,927)	1,741	(63)	152	(9,097)
Other investments - current	1,484	(8)	17	(11)	1,482
Net derivative financial instruments	196	247	(118)	-	325
Cash and cash equivalents	9,918	1,116	-	34	11,068
Overdrafts	(90)	4	-	(1)	(87)
Short term borrowings	(46)	8	-	-	(38)
	11,462	1,367	(101)	22	12,750
Net funds	535	3,108	(164)	174	3,653

Non-cash movements in the period include fair value adjustments under IAS 39.

3	NOVEXEL ACQUISITION

On 3 March 2010, AstraZeneca completed the acquisition of Novexel SA. Novexel is a research company focussed on the infection therapy area and is based in France. AstraZeneca acquired 100 percent of Novexel’s shares for an upfront consideration of $427 million. Additional consideration of up to $75 million would become payable to Novexel shareholders on the completion of certain development milestones. At both the date of acquisition and at 31 December 2010, the fair value of this contingent consideration was $50 million. For both the period since acquisition and the full year, Novexel had no revenues and its loss was immaterial.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets	1	548	549
Current assets	89	-	89
Current liabilities	(18)	-	(18)
Non-current liabilities	(85)	(58)	(143)
Total assets acquired	(13)	490	477
Goodwill			-
Fair value of total consideration			477
Less: fair value of contingent consideration			(50)
Total upfront consideration			427

Subsequent to the completion of the acquisition of Novexel, AstraZeneca entered into a collaboration with Forest Laboratories on the future co-development and commercialisation of two late-stage antibiotic development programmes acquired with Novexel: ceftazidime/NXL-104 (CAZ104) and ceftaroline/NXL-104 (CEF104). These antibiotic combinations utilise Novexel’s novel investigational beta-lactamase inhibitor NXL-104 to overcome antibiotic-resistance and treat the increasing number of infections resistant to existing therapies.  In addition, Forest acquired rights to CAZ104 in North America and bought down payment obligations to Novexel in relation to CEF104 from previous existing license arrangements.  In consideration for these rights, Forest paid Novexel, then an AstraZeneca group company, a sum of $210 million on 3 March 2010 and will also pay additional sums equivalent to half of any future specified development milestone payments that become payable by AstraZeneca.  This consideration is equivalent to the fair value attributed on acquisition to those assets and hence there is no profit impact from this divestment.

Impact on Statement of Cash Flows

$m
Total upfront consideration	427
Cash and cash equivalents included in Novexel	(79)
Net cash consideration	348

4	RESTRUCTURING COSTS

Profit before tax for the year ended 31 December 2010 is stated after charging restructuring costs of $1,202 million ($659 million in 2009).  These have been charged to profit as follows:

	4th Quarter 2010 $m	4th Quarter 2009 $m	Full Year 2010 $m	Full Year 2009 $m
Cost of sales	34	49	144	188
Research and development	191	38	654	68
Selling, general and administrative costs	200	198	404	403
Total	425	285	1,202	659

5	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and anti-trust law. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2009 and Third Quarter and Nine Month results 2010. Unless noted otherwise below or in the Annual Report and Form 20-F Information 2009 and Third Quarter and Nine Month results 2010, no provisions have been established in respect of the claims discussed below.

As discussed in the Company's Annual Report and Form 20-F Information 2009, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Annual Report and Form 20-F Information 2009 and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce its intellectual property.

Matters disclosed in respect of the fourth quarter of 2010

Accolate (zafirlukast)
Patent litigation – US
In November 2010, the US District Court for the District of New Jersey granted defendant Dr. Reddy’s Laboratories Ltd and Dr. Reddy’s Laboratories, Inc. (together DRL) a summary judgment that DRL’s zafirlukast tablets did not infringe US patent no. 5,482,963. In December 2010, AstraZeneca filed a Notice of Appeal to the US Court of Appeals for the Federal Circuit. In January 2011, AstraZeneca and DRL entered into a settlement agreement under which AstraZeneca will dismiss its appeal and give DRL a covenant-not-to-sue respecting DRL’s zafirlukast ANDA product.

Atacand (candesartan cilexetil)
Patent litigation – Canada
In December 2010, AstraZeneca received a second Notice of Allegation (NOA) from Teva Canada Limited (Teva) in respect of Canadian patent nos. 2,040,955 (the ‘955 patent) and 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand. Teva has confirmed it will await the expiry of the ‘955 patent (the substance patent). AstraZeneca is reviewing the allegations. As previously reported, Teva served a similar NOA in August 2010.

Patent litigation – Brazil
In October 2010, an infringement action with a request for an interlocutory injunction was filed against Sandoz do Brasil Industria Farmaceutica Ltda (Sandoz) in the Central Court of Sao Paolo. The Court denied the request for an interlocutory injunction on 22 October 2010. Takeda Pharmaceutical Company Ltd. and AstraZeneca have filed a joint appeal. Sandoz has responded and a decision is expected in the first quarter of 2011.

Patent litigation – EU
In Portugal, in addition to what has been previously reported regarding cases in the administrative courts, other similar preliminary injunction requests were filed in October 2010, with respect to Laboratórios Azevedos – Industria Farmacêutica, S.A. (Laboratórios Azevedos), Ceamed, Serviço e Consultadoria Farmacêutica, Lda. (Ceamed) and Teva Pharma – Produtos Farmacêuticos Lda, as interested parties regarding candesartan cilexetil and also in combination with hydrochlorothiazide. Corresponding main actions have been initiated regarding all the above mentioned matters. In addition to previously reported cases, a preliminary injunction request was filed in December 2010, with respect to Laboratórios Azevedos and Ceamed as interested parties, in the capacity of owners of the marketing authorisations and of applicants of the retail prices regarding candesartan cilexetil containing generics. The corresponding main action was filed in the administrative courts also in December 2010, with the aim of declaring null or to annul the decisions taken by administrative bodies in Portugal granting Laboratórios Azevedos and Ceamed marketing authorisations for generic candesartan cilexetil, or to defer the effects of the said decision, and to prevent the decision to be taken by administrative bodies regarding the retail prices of the said generic products. A preliminary injunction request was filed in December 2010 with respect to Labesfal – Laboratorios Almiro, S.A. (Labesfal) as an interested party, in the capacity of owner of the marketing authorisations and of applicants of the retail prices regarding candesartan cilexetil and a combination of candesartan cilexetil and hydroclorothiazide containing generics. The corresponding main action was filed in the administrative courts in December 2010, with the aim of declaring null or to annul the decisions taken by administrative bodies in Portugal granting Labesfal, marketing authorisations for generic candesartan cilexetil and a combination of candesartan cilexetil and hydrochlorothiazide to defer the effects of the said decision, and to prevent the decision to be taken by administrative bodies regarding the retail prices of the said generic products.

Patent litigation – US
In November 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Apotex Inc. (Apotex) informing AstraZeneca that Apotex was seeking approval to market a generic version of Atacand prior to the expiration of US patent no. 5,534,534 (the ‘534 patent). Apotex alleged that its product did not infringe the ‘534 patent. AstraZeneca did not file suit in response to Apotex’s notice-letter.

Atacand Plus (candesartan cilexetil/hydrochlorothiazide)
Patent litigation - Canada
As previously reported, in September 2010, AstraZeneca received a Notice of Allegation (NOA) from Teva Canada Limited (Teva) in respect of Canadian patent no. 2,083,305 (the ‘305 patent) listed on the Canadian Patent Register for Atacand Plus. Teva withdrew its NOA on 17 November 2010, and in response, on 30 November 2010, AstraZeneca discontinued its application responding to Teva’s NOA.

As previously reported, in January 2010, AstraZeneca received a NOA from Mylan Pharmaceuticals ULC (Mylan) in respect of Canadian patent nos. 2,040,955 (the ‘955 patent), and 2,125,251 (the ‘251 patent) and the ‘305 patent. On 12 January 2011, Mylan withdrew its NOA, and AstraZeneca discontinued its application on 17 January 2011.

On 20 December 2010, AstraZeneca received a NOA from Pharmascience Inc. (PMS) in respect of the ‘251 patent. AstraZeneca is evaluating the allegations. PMS has not addressed the ‘955 patent.

Crestor (rosuvastatin calcium)
Patent litigation – US
As previously reported, in May 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Glenmark Generics Inc. USA (formerly Glenmark Pharmaceuticals, Inc. USA) (Glenmark), challenging US patent no. RE 37,314 (the ‘314 patent). In June 2010, AstraZeneca and Shionogi (together the Plaintiffs) filed a patent infringement action against Glenmark in the US District Court for the District of Delaware. On 15 November 2010, the Court approved the parties’ stipulation and proposed order requesting the Court to enter judgment in favour of the Plaintiffs and to stay the Glenmark action in its entirety. As part of the stipulation, Glenmark conceded infringement of the ‘314 patent and agreed to be bound by the results of any subsequent appeal in the Plaintiffs’ other Crestor ANDA litigation, which found the ‘314 patent valid and enforceable.

As previously reported, in  2010, AstraZeneca and The Brighams & Women’s Hospital (BWH), AstraZeneca’s licensor of US patent no. 7,030,152 (the ‘152 patent) (together the Plaintiffs), filed ten patent infringement actions involving Crestor in the US District Court for the District of Delaware, based on the ‘152 patent and the US patent no. 6,858,618 (the ‘618 patent). In November 2010, by the parties’ stipulation, the Court stayed the Plaintiffs’ action against Torrent Pharmaceuticals Limited and Torrent Pharma Inc. (together Torrent), one of the generic defendants.  As part of the stipulation, Torrent agrees to be bound by the results of the first final decision, and any appeals of that decision, as prosecuted by the remaining defendants.  In December 2010, the Court granted the motions to dismiss and dismissed the infringement actions for lack of subject-matter jurisdiction. The Court also ordered the Plaintiffs to show cause why the claims against, Sandoz, the sole non-movant, should not also be dismissed. In January 2011, the Plaintiffs filed Notices of Appeal to the US Court of Appeals for the Federal Circuit. In January 2011, the Plaintiffs and Sandoz also filed a joint response to the show cause order, requesting that the Sandoz action be stayed until after the Federal Circuit renders its decision on the appeals, or, alternatively, dismissed without prejudice.

In September 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Watson Laboratories, Inc. informing AstraZeneca of the filing of its section 505(b)(2) NDA for rosuvastatin zinc tablets, and challenging the ‘314 patent and the Crestor formulation patent (US patent no. 6,316,460 (the ‘460 patent)). In October 2010, AstraZeneca and Shionogi Seiyaku Kabushiki Kaisha (together the Plaintiffs) commenced a patent infringement action in the US District Court for the District of Delaware (the Delaware Action) against Watson Pharmaceuticals, Inc., Watson Pharma, Inc., Watson Laboratories, Inc. and other related entities for infringement of the ‘314 patent. In November 2010, for jurisdictional reasons, the Plaintiffs filed a duplicate protective lawsuit in the US District Court for the District of Nevada (the Nevada Action) against Watson Pharmaceuticals, Inc., Watson Pharma Inc. and Watson Laboratories, Inc.. In December 2010, pursuant to the parties’ joint stipulation in the Delaware Action, setting forth the agreement of Watson Laboratories, Inc., to personal jurisdiction in the District of Delaware. Watson Pharmaceuticals, Inc., Watson Pharma, Inc., Watson Laboratories, Inc. and other named Watson entities were dismissed without prejudice from the Delaware action. In January 2011, AstraZeneca dismissed the Nevada Action.

Patent litigation – Canada
As previously disclosed, in April 2009, AstraZeneca received a Notice of Allegation (NOA) from Cobalt Pharmaceuticals, Inc. (Cobalt) in respect of Canadian patent nos. 2,072,945 (the ‘945 patent) and 2,313,783 (the ‘783 patent) listed on the Canadian Patent Register for Crestor. In November 2010, AstraZeneca reached a comprehensive settlement agreement with Cobalt, resolving the litigation, and as part of the agreement, Cobalt may enter the Canadian market in April 2012, or earlier, in certain circumstances. The Canadian substance patent expires in July 2012.

As previously disclosed, in May 2009, AstraZeneca received a NOA from Sandoz Canada, Inc. (Sandoz) in respect of the ‘945 and the ‘783 patents listed on the Canadian Patent Register for Crestor.  In January 2011, AstraZeneca reached a comprehensive settlement resolving the litigation and as part of the agreement, Sandoz may enter the Canadian market in April 2012, or earlier, in certain circumstances.

Patent litigation – EU
In October 2010, the Lisbon Administrative Court of First Instance granted the preliminary injunction request to suspend the effect of the decisions taken by the administrative bodies in Portugal to grant Teva Pharma Lda (Teva) a marketing authorisation for generic rosuvastatin. The decision has been appealed by the administrative body, Infarmed, and by Teva. In November 2010, the Court granted the preliminary injunction request to suspend the marketing authorisations for generic rosuvastatin granted to Sandoz Farmaceutica Lda. The decision has been appealed by Infarmed. In November 2010, the Court granted the preliminary injunction request to suspend the marketing authorisations for generic rosuvastatin granted to Hexal AG. The decision has been appealed by Infarmed. Corresponding main actions have been initiated regarding all the above mentioned matters.

Patent litigation – Brazil
Torrent do Brasil (Torrent) launched its generic versions of Crestor in early October 2010 and AstraZeneca filed a request for a preliminary injunction. On 13 October 2010, the court of first instance granted the requested injunction and ordered Torrent to discontinue the sale and marketing of these generic products in Brazil and to recall products already on the market. Torrent appealed the decision. The effects of the preliminary injunction were suspended by the court of first instance until the decision by the Court of Appeal. The Court of Appeal is likely to make its decision in the first quarter of 2011.

Other US patent litigation
In October 2010, in the Teva Pharmaceuticals Industries Ltd. (Teva) patent infringement lawsuit against AstraZeneca with respect to Crestor, the US District Court for the Eastern District of Pennsylvania granted AstraZeneca’s motion for summary judgment, invalidating Teva’s patent based on prior inventorship.  AstraZeneca thereafter filed a motion for recovery of attorneys’ fees, which was denied by the Court without prejudice pending Teva’s appeal, which it filed in November 2010.

Faslodex (fulvestrant)
Patent litigation – US
In 2009, AstraZeneca received a Paragraph IV Certification notice-letter from Teva Parenteral Medicines, Inc. (Teva Parenteral), informing AstraZeneca that it had filed an ANDA to market a generic form of Faslodex before the expiration of the Orange Book listed patents covering Faslodex. In January 2010, AstraZeneca filed a patent infringement lawsuit against Teva, Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries Ltd. (together Teva) in the US District Court for the District of Delaware for infringement of US patent nos. 6,774,122 and 7,456,160. The case was assigned to Judge Joel Pisano, sitting by designation due to judicial vacancy in the District of Delaware. In December 2010, Teva advised AstraZeneca that it has requested the FDA to withdraw its ANDA without prejudice to re-file. The Court has stayed the litigation to permit the parties to resolve the matter pending the FDA’s acknowledgement of the withdrawal.

Losec/Prilosec (omeprazole)
European Commission case
As previously disclosed, in July 2010, the General Court of the European Union (the General Court) handed down its judgment in AstraZeneca’s appeal against the European Commission’s 2005 Decision fining AstraZeneca €60 million for abuse of a dominant position regarding omeprazole. The General Court upheld most of the European Commission’s arguments but reduced the fine to €52.5 million as it said that the European Commission’s case had not been proven in relation to Denmark and Norway. The fine was paid in 2005 in accordance with the original Decision and €7.5m plus interest has been repaid to AstraZeneca. AstraZeneca was ordered to pay 90% of the European Commission’s costs, and the European Commission was ordered to pay 10% of AstraZeneca’s costs.

AstraZeneca has appealed the General Court’s judgment in relation to market definition, that AstraZeneca’s behaviour was abusive (even if AstraZeneca were dominant at the time) and the level of fine. The European Commission has cross appealed the General Court’s judgment regarding Denmark and Norway. It is possible that third parties could seek damages for alleged losses arising from this matter. Any such claims would be vigorously resisted.

Nexium (esomeprazole)
Patent litigation – US
In 2008, AstraZeneca entered into a settlement agreement and consent judgment with Ranbaxy Pharmaceuticals, Inc. and Ranbaxy Laboratories Limited (together Ranbaxy) to settle the Ranbaxy ANDA patent litigation in respect of Nexium. The settlement agreement allows Ranbaxy to commence sales of a generic version of Nexium under a licence from AstraZeneca on 27 May 2014.

In 2006, in response to a Paragraph IV Certification notice-letter from IVAX Pharmaceuticals Inc. stating that IVAX Corporation (together IVAX Group) had submitted an ANDA for approval to market 20 and 40mg esomeprazole magnesium delayed-release capsules, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey against IVAX Group, its parent Teva Pharmaceuticals, and their affiliates (together Teva Group). In 2008, the Court granted AstraZeneca's motion to add Cipla, Ltd. as a defendant in the IVAX Group/Teva Group litigation.

In 2008, AstraZeneca, IVAX Group and DRL filed declaratory judgment suits in the US District Court for the District of New Jersey for patents that were not previously included in the ongoing Nexium patent infringement litigations.

In 2008, in response to a Paragraph IV Certification notice-letter from Dr. Reddy’s Laboratories, Ltd and Dr. Reddy’s Laboratories, Inc (together DRL) stating that DRL had submitted an ANDA for 20 and 40mg esomeprazole magnesium delayed-release capsules, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey against DRL regarding Nexium.

In January 2010, AstraZeneca entered into an agreement to settle the IVAX Group/Teva Group litigation. Teva Group conceded that all patents-at-issue in its US Nexium patent litigations are valid and enforceable. Teva Group also conceded that its ANDA product would infringe six of the Nexium patents-in-suit. AstraZeneca granted Teva Group a licence for its ANDA product to enter the US market, subject to regulatory approval, on 27 May 2014. This market entry date, and the settlement, are consistent with AstraZeneca's prior settlement with Ranbaxy. As a result of settlement and entry of a consent judgment, the litigation against IVAX Group/Teva Group and Cipla, Ltd. has been dismissed. In January 2010, as part of the settlement between AstraZeneca and IVAX Group, the 2008 declaratory judgment actions involving IVAX Group were also dismissed.

In January 2011, AstraZeneca entered into an agreement to settle the litigation with Dr. Reddy’s Laboratories (DRL).  DRL conceded that the patents-at-issue in its US Nexium patent litigations are valid and enforceable with reference to DRL’s US esomeprazole magnesium ANDA product.  DRL also conceded that its ANDA product would infringe three Nexium patents-in-suit. AstraZeneca granted DRL a licence for its ANDA product to enter the US market, subject to regulatory approval, on 27 May 2014. This market entry date, and the settlement, are consistent with AstraZeneca’s settlement with Ranbaxy and the January settlement with IVAX Pharmaceuticals Inc., IVAX Corporation, Teva Pharmaceutical Ltd., and their affiliates. As a result of the DRL settlement and entry of a consent judgment, the DRL litigation was dismissed. As part of the settlement, DRL’s declaratory judgment actions were also dismissed.

In February 2010, in response to a Paragraph IV Certification notice-letter from Sun Pharma Global FZE and their affiliates (together Sun) stating that Sun had filed an ANDA and notifying of Sun’s challenge to patents listed in the FDA Orange Book in reference to Nexium i.v., AstraZeneca filed suit against Sun in the US District Court for the District of New Jersey. In August 2010, upon AstraZeneca’s motion, Magistrate Judge Bongiovanni stayed the Sun litigation. In December 2010, among other actions, the Court vacated the stay and referred the matter back to Magistrate Judge Bongiovanni for a scheduling conference. No trial date has been set.

In December 2010,  AstraZeneca received a Paragraph IV Certification notice-letter from Hanmi  USA Inc. (Hanmi) stating that  it had submitted an NDA under section 505(b)(2) for FDA approval to market 20 and 40mg esomeprazole strontium capsules. Hanmi alleges non-infringement or invalidity of 11 patents listed in the FDA’s Orange Book with reference to Nexium. AstraZeneca is evaluating Hanmi’s notice and certifications.

Patent litigation – Canada
As previously reported, in December 2009, AstraZeneca received a Notice of Allegation (NOA) from Mylan Pharmaceuticals ULC. A hearing has been set for 24 October 2011.

As previously reported, in October 2010, AstraZeneca received a NOA from Ranbaxy Pharmaceuticals Canada Inc. in respect of the patents listed on the Canadian Patent Register for Nexium. AstraZeneca commenced a proceeding in response in December 2010.

Patent Litigation – EU: 10-year countries
Regulatory data protection for Nexium in so-called 10-year European countries (France, Italy, the UK, the Netherlands, Sweden, Germany, Belgium and Luxembourg) expired on 10 March 2010.

On 12 July 2010, Consilient Health Limited (Consilient) was granted marketing approval in the UK for a generic esomeprazole product manufactured by Krka, d.d., Novo Mesto (Krka) in Slovenia. AstraZeneca initiated infringement proceedings against Consilient and Krka on 8 September 2010. Consilient and Krka agreed not to launch their generic esomeprazole product pending the outcome of the main infringement case. AstraZeneca has undertaken to be liable for losses of the defendants and third parties if the injunction is lifted at a later date. The trial will not be held before 3 October 2011.

On 1 October 2010, AstraZeneca was served an invalidity case in which Ranbaxy (UK) Ltd claimed that the Nexium esomeprazole magnesium patent (EP 1020461) and the esomeprazole magnesium trihydrate patent (EP 0984957) are invalid in the UK. Ranbaxy (UK) Ltd further requested the court to confirm that their generic esomeprazole product does not infringe either patent if launched in the UK. The trial of the non-infringement part will not be held before May 2011. The invalidity part has been stayed pending the non-infringement trial.

In Germany, Krka, d.d., Novo Mesto, TAD Pharma GmbH, Abz-Pharma GmbH, CT Arzneimittel GmbH, ratiopharm GmbH and Teva GmbH launched generic esomeprazole magnesium products during September and October 2010. In October 2010, AstraZeneca filed requests for preliminary injunctions to restrain said companies from marketing and selling these products in Germany. In November 2010, AstraZeneca added Hexal AG and Sandoz Pharmaceuticals GmbH as defendants. The trial was held on 10 December 2010, and the court rejected the request for preliminary injunctions on 17 December 2010. The decision has not yet been published. AstraZeneca has four weeks from the date of publication to determine whether it will appeal. In November 2010, AstraZeneca was served with a law suit filed by Ethypharm S.A. claiming that the two Nexium cloud point patents (EP 984773 and EP 1124539) are invalid in Germany.

In Sweden, AstraZeneca filed a request for an interlocutory injunction in October 2010 against Krka Sverige AB to restrain this company from marketing and selling its generic esomeprazole magnesium product in Sweden. In January 2011, AstraZeneca was served with a law suit filed by ratiopharm GmbH and ratiopharm AB claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid in Sweden.

In the Netherlands, Sandoz B.V. and Hexal AG (both in the Sandoz group) and Stada Arzneimittel AG and Centrafarm Services B.V. (both in the Stada group) filed law suits in June 2010, in accelerated proceedings, claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid in the Netherlands. The trials were held on 14 January 2011. The decision has not yet been published.

In Italy, EG s.p.a. (a company in the Stada group) filed a law suit in June 2010, claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid in Italy. AstraZeneca has added a counterclaim for infringement. An initial hearing was held on 23 November 2010.

In France, ratiopharm GmbH and Laboratoire ratiopharm S.A. filed a law suit against AstraZeneca on 18 August 2010, claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid in France. Ethypharm S.A. filed a law suit against AstraZeneca on 20 August 2010, claiming that the Nexium esomeprazole magnesium patent (EP 1020461) and the cloud point patent (EP 1124539) are invalid in France. The next hearing in these cases will be on 17 March 2011.

In Belgium, AstraZeneca was served with a revocation action in October 2010 by Teva Pharmaceutical Industries Ltd and NV Teva Pharma Belgium claiming that the Nexium esomeprazole magnesium patent (EP 1020461) is invalid in Belgium. The next hearing will take place on 23 September 2011.

Patent Litigation – EU: 6-year countries
Regulatory data protection for Nexium in so-called 6-year European countries expired in 2006. A large number of generic companies have been granted marketing approvals and generic products have been launched in a number of these countries.

In Denmark, Sandoz A/S (Sandoz) launched its generic product in June 2009 and AstraZeneca filed a request for a preliminary injunction in the same month. In January 2010, the Court granted AstraZeneca a preliminary injunction preventing Sandoz from continuing to sell the products based on infringement of a Nexium esomeprazole magnesium patent (EP 1020461). Sandoz appealed this decision and the appeal will be heard on 22-25 February 2011. In March 2010, the Court granted a preliminary injunction based on infringement of a Nexium process patent (EP 0773940). Sandoz has appealed this decision and the appeal was heard on 17-24 January 2011. The decision will be announced on 28 February 2011. In July 2010, AstraZeneca filed an application with the District Court of Copenhagen, seeking an interlocutory injunction to restrain Krka Sverige AB from selling and marketing its generic esomeprazole magnesium products in Denmark. The hearing took place in November 2010. In December 2010, the Court denied AstraZeneca’s request for a preliminary injunction. AstraZeneca has appealed this decision.

In Austria, Hexal Pharma GmbH and 1A Pharma GmbH (both in the Sandoz group) launched generic products in October 2009. Requests for preliminary injunctions were filed in December 2009. Preliminary injunctions have been granted by the Vienna Commercial Court against Hexal Pharma GmbH on 10 March 2010 and against 1A Pharma GmbH on 11 March 2010. The decisions were appealed by these Sandoz companies. The Higher Regional Court of Vienna upheld the injunction against 1A Pharma GmbH in July 2010 and against Hexal Pharma GmbH in September 2010. In December 2010, the Supreme Court rejected 1A Pharma GmbH´s request for extraordinary appeal. In July 2010, AstraZeneca filed an application for a preliminary injunction to be granted against Krka Pharma GmbH and Krka, d.d., Novo Mesto. In October 2010, the Vienna Commercial Court granted the preliminary injunction against Krka Pharma GmbH. This decision has been appealed by Krka Pharma GmbH. The case against Krka, d.d., Nova Mesto is still pending. On 29 November 2010, a similar request for a preliminary injunction was filed with the Vienna Commercial Court against ratiopharm Arzneimittel Vertriebs-GmbH.

With respect to previously reported declaratory actions and invalidity actions in Finland, the hearing in the Sandoz case scheduled for September 2010 was postponed to a date to be determined later. On 17 January 2011, a similar declaratory action was filed against Teva Sweden AB.

In Portugal, the court granted AstraZeneca a preliminary injunction in October 2009 suspending the efficacy of the marketing authorisations and the price approval for Sandoz Farmacêutica Limitada’s generic esomeprazole magnesium products. The decision was appealed by the Portugese authorities. In a decision on 22 December 2010, the court upheld the preliminary injunction.

During 2009, Lek Farmacevtska Druzba d.d. (a company within the Sandoz group) initiated an invalidity case regarding two esomeprazole related patents in Slovenia. AstraZeneca filed a request for an interlocutory injunction in January 2010 against Lek Farmacevtska Druzba d.d. to restrain this company from commercialising, manufacturing and selling products containing esomeprazole magnesium in Slovenia. The interlocutory injunction was granted in June 2010. Lek Farmacevtska Druzba d.d. appealed in July 2010, and in September 2010 the Appeal Court upheld the injunction. In July 2010, AstraZeneca filed an application with the District Court of Ljublijana in Slovenia seeking an interlocutory injunction to restrain Krka, d.d., Novo Mesto from manufacturing and selling generic esomeprazole magnesium products. On 20 October 2010, the court rejected the request for an injunction. AstraZeneca appealed this decision on 28 October 2010.

In Poland, AstraZeneca filed in May 2010 a request for an interlocutory injunction against Lek Farmacevtska Druzba d.d. and Sandoz GmbH (both in the Sandoz group) to restrain them from manufacturing, using and selling their generic esomeprazole magnesium product in Poland. In June 2010, the application was granted regarding commercialising the product. AstraZeneca has appealed to have the injunction extended to manufacturing and Lek Farmacevtska Druzba d.d. and Sandoz GmbH appealed in August 2010. The Appeal Court denied both appeals in November 2010 thereby confirming the interlocutory injunction.

In Estonia, AstraZeneca filed a request for an interlocutory injunction in June 2010 against Krka, d.d., Novo Mesto to restrain this company from commercialising its magnesium esomeprazole product in Estonia. In July 2010, the court granted the requested interlocutory injunction. Krka, d.d., Novo Mesto appealed. In September 2010, the Appeal Court rejected the appeal and upheld the injunction. Krka, d.d., Novo Mesto filed an appeal with the Supreme Court, which denied leave to appeal. In July 2010, AstraZeneca filed a similar request for an interlocutory injunction against Krka, d.d., Novo Mesto in Lithuania. In July 2010, the injunction was granted. In September 2010, Krka, d.d., Novo Mesto appealed. Krka, d.d., Novo Mesto and Zentiva k.s. have challenged Nexium esomeprazole magnesium patents in courts in Estonia, Latvia and Lithuania. In January 2011, Zentiva k.s. waived its invalidity claim in Lithuania.

Patent litigation – Norway
In Norway, Hexal AG, Sandoz AS and Sandoz A/S (together Sandoz) initiated an invalidity case regarding two esomeprazole related patents in July 2008. In December 2009, the Court of Oslo invalidated a formulation patent while it upheld a substance patent related to esomeprazole. Both parties have appealed and the case was heard by the Appeal Court in January 2011. In September 2010, AstraZeneca filed a request for an interlocutory injunction against Krka Sverige AB to restrain the company from marketing and selling its generic esomeprazole magnesium product in Norway. In December 2010, the court granted AstraZeneca´s application, thereby prohibiting Krka Sverige AB´s commercialisation of its generic esomeprazole product in Norway. Krka Sverige AB has appealed this decision.

EU Commission investigation
On 30 November 2010, the European Commission commenced an investigation relating to certain alleged practices regarding Nexium, and dawn raided several AstraZeneca sites. The European Commission is investigating whether AstraZeneca may have acted individually or jointly to delay generic entry, in alleged breach of Articles 101 and/or 102 of the Treaty on the Functioning of the European Union (TFEU) which prohibit anti-competitive practices between third parties and abuse of a dominant position. Dawn raids are a preliminary step in investigating suspected anti-competitive practices. The European Commission is continuing its investigation. AstraZeneca remains of the view that the investigation is unfounded and that it has complied with all relevant competition laws. AstraZeneca has, in accordance with its corporate policy, co-operated with the European Commission’s investigation. AstraZeneca will continue to co-operate with the European Commission should it decide to take the matter further.

Dutch Competition Authority (NMa) Nexium investigation
On 30 November 2010, the Dutch Competition Authority (NMa) commenced an investigation relating to alleged breach of Article 24 of Dutch competition law and Article 102 of the Treaty on the Functioning of the European Union. The NMa’s investigation relates to alleged foreclosure of generic versions of certain PPIs. The NMa is continuing its investigation. AstraZeneca remains of the view that the investigation is unfounded and that it has complied with all relevant competition laws. AstraZeneca has, in accordance with its corporate policy, co-operated with the NMa’s investigation. AstraZeneca will continue to co-operate with the NMa should it decide to take the matter further.

Pulmicort Respules (budesonide inhalation suspension)
As previously reported, in 2008, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey, against Breath Ltd. (now owned by Watson Pharmaceuticals, hereinafter Watson) for patent infringement resulting from  an ANDA filed by Watson seeking approval to market generic copies of Pulmicort Respules in the US prior to the expiration of AstraZeneca’s patents.

In 2009, AstraZeneca filed a patent infringement lawsuit in the US District Court for the District of New Jersey against Apotex, Inc. and Apotex Corp. (together Apotex Group) seeking declaratory judgments and injunctive relief following the FDA’s approval of Apotex Group’s ANDA for a generic version of Pulmicort Respules in the US prior to the expiration of AstraZeneca’s patents. In May 2009, AstraZeneca obtained a preliminary injunction barring Apotex Group from launching its generic version of Pulmicort Respules. In November 2010, the Court of Appeals for the Federal Circuit affirmed the District Court’s decision to issue a preliminary injunction. Apotex Group has filed a petition in the Court of Appeals for rehearing en banc.

In April 2009, AstraZeneca listed in the FDA’s Orange Book a newly issued US patent directed to sterile formulations of budesonide inhalation suspensions. AstraZeneca listed the new patent in the FDA’s Orange Book, referencing Pulmicort Respules. AstraZeneca amended its pleadings against the Apotex Group and Watson alleging infringement of the newly issued patent. The litigations involving the Apotex Group and Watson have been consolidated under a common scheduling order. In December 2010, the Court scheduled a claim construction hearing to commence on 9 May 2011.

In September 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Sandoz Inc., notifying AstraZeneca that it was seeking approval to market a generic version of 0.25, 0.50 and 1mg doses of Pulmicort Respules prior to the expiration of the patents covering Pulmicort Respules. In November 2010, AstraZeneca commenced patent infringement litigation against Sandoz Inc. in the United States District Court for the District of New Jersey.

Seroquel (quetiapine fumarate)
AstraZeneca has made provisions in the year totalling $592 million related to agreement to settle 24,591 Seroquel product liability claims, future defence and settlement costs for the remaining US Seroquel product liability claims and an agreement to settle investigations into Seroquel sales and marketing practices under state law with 37 states and the District of Columbia.

Sales and marketing practices
AstraZeneca has reached an agreement in principle to settle Seroquel-related consumer protection and state deceptive trade practice claims under state law with 37 states and Washington, D.C., as part of the National Association of Attorneys General and has recorded a provision for the agreed amount. Some states may also be conducting individual investigations.

Also as previously reported, the states of Arkansas, Montana, New Mexico, South Carolina, Mississippi and Utah have sued AstraZeneca under various state laws generally alleging that AstraZeneca made false and/or misleading statements in connection with the marketing and promotion of Seroquel. In December 2010, a federal judge granted AstraZeneca’s motion to dismiss and dismissed the lawsuit brought by Utah in its entirety and gave the State until 2 February 2011 to amend its complaint and re-file. In December 2010, the State of Alaska also sued AstraZeneca, making similar allegations. AstraZeneca believes that the remaining claims which are in various stages of litigation, are without merit and intends to vigorously defend them.

Product liability
AstraZeneca, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.  In most of these cases, the nature of the plaintiffs’ alleged injuries is not clear from the complaint and, in most cases, little or no factual information regarding the alleged injury has been provided in the complaint. However, the plaintiffs generally contend that they developed diabetes and/or other related injuries as a result of taking Seroquel and/or other atypical anti-psychotic medications.

AstraZeneca has defended Seroquel product liability litigation in federal courts, including a Multi-District Litigation in the Middle District of Florida, as well as in multiple state courts, including Delaware, New York and New Jersey courts where cases were consolidated in order to manage the large volume of claims pending in those jurisdictions.

As of 31 December 2010, AstraZeneca was aware of approximately 3,950 Seroquel US product liability claims that have not been settled in principle (see below). The majority of these remaining claims are pending in New Jersey and New York state courts, although some claims are pending in a handful of other state courts and in the federal Multi-District Litigation. At present, trial dates remain pending in multiple jurisdictions, including New Jersey and New York, beginning mid 2011 and continuing through 2012.

As of 31 December 2010, the mediation process has resulted in agreements in principle on monetary terms, subject to various subsequent conditions, approvals and agreement on non-monetary terms, with the attorneys representing 24,591 claimants (6,323 claims having been settled in principle since 27 September 2010). The claims that have settled in principle include both claims that have been filed in the courts as well as claims that had not yet been filed. The specific terms of the conditional agreements in principle are by agreement, and at the request of the mediator, confidential at this time. Written settlement agreements have been finalised in connection with 18,072 claims and payments have been made in connection with certain of those claims. The parties are finalising written settlement agreements in respect of the other claims that have been resolved in principle. The mediation process is ongoing with regard to other currently unsettled claims.

A provision has been established in respect of the Seroquel product liability claims regarding both current and anticipated future settlement costs as well as anticipated future defence costs associated with resolving all or substantially all remaining claims.

The amount of this provision remains subject to a number of significant uncertainties and is based on AstraZeneca’s best estimate of (1) the number of claims that are outstanding and may be subject to mediation, (2) the financial terms of any future agreements to settle claims not subject to settlement agreements in principle at the balance sheet date, and (3) the likely cost of defending those claims and finalising settlement agreements through substantial completion. Each of these estimates is subject to future adjustment based on multiple variables, such as the number of asserted claims, the success of future mediations, and further developments in the litigation. It is therefore not possible at this time to provide any reasonable indication as to when remaining claims may be settled. Furthermore, it is possible that the actual cost of ultimately settling or adjudicating the Seroquel product liability claims may differ significantly from the total amount provided.

As of 31 December 2010, legal defence costs of approximately $738 million have been incurred in connection with Seroquel-related product liability claims.

AstraZeneca has product liability insurance dating from 2003 that is considered to respond to the vast majority of the Seroquel-related product liability claims. This insurance provides cover for legal defence costs and potential damages amounts. The insurers that issued the applicable policies for 2003 have disputed coverage for Seroquel-related product liability claims on various grounds. In April 2010, AstraZeneca settled its claims against several of its insurers for legal costs incurred defending the Seroquel-related product liability claims immediately in excess of AstraZeneca’s self-insured retention of $39 million for an amount approximately equal to the receivable that had been recorded at 31 December 2009.

Disputes continue with insurers about the availability of coverage under additional insurance policies. As of 31 December 2010, legal costs of approximately $123 million have been incurred in connection with Seroquel-related product liability claims which AstraZeneca believes to be covered by these additional insurance policies. However, the combined amount charged to the income statement to date in respect of legal costs and settlements which AstraZeneca believes to be covered by these additional policies, including the provisions taken in the third and fourth quarters of 2010, now significantly exceeds the total stated upper limits of these insurance policies.

While no insurance receivable can be recognised under applicable accounting standards at this time, AstraZeneca believes that it is more likely than not that further insurance recoveries will be secured under the additional policies, but there can be no assurance of this or the amount of any potential future recovery.

Patent litigation – Brazil
As previously reported, in January 2006, AstraZeneca filed a lawsuit before the Federal Courts of Rio de Janeiro seeking judicial declaration extending the term of one of its patents from 2006 to 2012. A preliminary order was granted shortly thereafter. At the end of July 2010, Pró Genéricos and the Brazilian Patent Trademark Office (Brazilian PTO) appealed the preliminary order granted in favour of AstraZeneca. The judge decided in favour of Pró Genéricos and the Brazilian PTO. AstraZeneca appealed that decision. In November 2010, the Court of Appeal decided in favour of Pró Genéricos and the Brazilian PTO and revoked the prelimary order previously granted to AstraZeneca. The main action continues.

Patent litigation – EU
Since 2007, AstraZeneca has filed requests with the Portuguese courts seeking suspension of the effect of decisions taken by administrative bodies in Portugal to grant other companies marketing authorisations for generic quetiapine fumarate, and to prevent the retail prices to the said generics from being granted. Many preliminary injunctions and main actions are pending before the courts. The courts have generally agreed with AstraZeneca’s position and suspended the marketing authorisations in the preliminary injunction actions until a definitive decision on the merits in the main actions (or until AstraZeneca’s patent rights expire, in March 2012, if this occurs first). Only in one case did the administrative courts not suspend the grant of the marketing authorisation (decision of December 2009, confirmed in July 2010). Accordingly, the Portuguese administrative bodies have granted the retail price in respect of that product. In July and November 2010, AstraZeneca filed preliminary injunction proceedings with the aim of suspending the effect of the retail price decision. AstraZeneca has filed corresponding main actions.

Seroquel XR
Patent litigation – US
As previously reported, AstraZeneca has filed patent infringement actions in the US District Court for the District of New Jersey against various entities for ANDAs filed by seven generic drug companies: Handa Pharmaceuticals, LLC (Handa); Accord Healthcare Inc. (Accord); Biovail Laboratories International SRL; Anchen Pharmaceuticals, Inc.; Torrent Pharmaceuticals Ltd. (Torrent); Osmotica Pharmaceutical Corporation and Mylan Pharmaceuticals Inc. All of the patent infringement actions continue.

On 22 November 2010, the Court conducted a claim construction hearing, and on 30 November 2010, Judge Pisano issued a decision interpreting claims of US patent no. 5,948,437. In December 2010, Torrent filed a Motion for Clarification and Reconsideration of the Court’s decision in response.

In December 2010, Handa and Accord reported that they have received tentative FDA approval of their ANDAs.

On 8 January 2011, AstraZeneca and Handa submitted a joint stipulation and proposed order concerning US patent no. 4,879,288 (the '288 patent) staying litigation between the parties until and including 26 March 2012. Upon expiration of the stay, AstraZeneca’s infringement claims against Handa relating to the ‘288 patent, and Handa’s related counterclaims, will be dismissed as moot. Under the stipulation, Handa agrees not to engage in the commercial sale of the quetiapine fumarate products that are the subject of its ANDA before the 26 March 2012 expiration of AstraZeneca’s paediatric exclusivity relating to the ‘288 patent. The Court entered the consent order described above on 10 January 2011. The Court has set a pre-trial schedule and trial to begin on 3 October 2011.

Patent litigation – EU
In the UK, Teva UK Limited and Teva Pharmaceuticals Limited (Teva) issued revocation proceedings against AstraZeneca in December 2010. Teva claims that the patent EP (UK) 0907364 is invalid.

In Hungary, AstraZeneca was notified in late 2010 that Teva Pharmaceuticals Limited and Teva Gyógyszergyár Zrt (together Teva) had filed a request for nullity of the Hungarian formulation patent for Seroquel XR with the Hungarian Patent Office. Teva claims that Hungarian patent no. 225 152 should be declared null and void.  AstraZeneca is considering its response.

Synagis (palivizumab)
In December 2008, MedImmune initiated patent litigation against PDL BioPharma, Inc. (PDL) in the US District Court for the Northern District of California. MedImmune sought a declaratory judgment that the Queen patents (owned by PDL) are invalid and/or not infringed by either Synagis and/or motavizumab, and that no further royalties are owed under a patent licence MedImmune and PDL signed in 1997 (the 1997 Agreement). MedImmune has paid royalties on Synagis since 1998 under the 1997 Agreement. In February 2009, MedImmune amended its complaint to add a separate claim asserting that MedImmune is entitled, under the 1997 Agreement's 'most favoured licensee' provision,  to the more favourable royalty terms than MedImmune contends, PDL has granted to other Queen patent licensees. PDL has taken the position in the case that both Synagis and motavizumab infringe a single claim of the Queen patents, and on that basis that MedImmune owes royalties for both products. With respect to the 'most favoured licensee' dispute, PDL contends that MedImmune's rights under that provision have not been triggered by PDL's licensing activities with third parties. In December 2009, PDL purported to cancel the 1997 Agreement, an action PDL later explained was based on an allegation that MedImmune had underpaid royalties on ex-US sales of Synagis by Abbott International, Inc. (Abbott), and that MedImmune failed to co-operate in a royalty audit. After the purported termination, PDL amended its answer to add counterclaims for breach of contract and patent infringement. PDL’s claims seek actual and exemplary damages and an injunction. MedImmune responded to the new claims by adding its own claims for damages and recoupment of past royalties. In December 2010, the court heard motions for summary judgment that could resolve certain issues, including patent invalidity, without a trial. On 7 January 2011, the court granted some of those motions. The court held that the single patent claim asserted by PDL as a basis for MedImmune’s royalty obligation is invalid, and also that MedImmune properly paid royalties on ex-US sales by Abbott.  On 12 January 2011, the court held a case management conference and scheduled the remaining claims for trial on 4 March 2011 with a further hearing scheduled on 4 February 2011 to finalise the trial date.

As at 31 December 2010, MedImmune had provided for $38 million in respect of accrued royalties not paid to PDL for the period from December 2009 to the end of 2010.

Average Wholesale Price Litigation
As previously reported, AstraZeneca is a defendant, along with many other pharmaceutical manufacturers, in several sets of cases involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs. In November 2010, AstraZeneca was served with a new case brought by the State of Louisiana against over 100 defendants.

As previously reported, in October 2009, a Kentucky jury found AstraZeneca liable under the Commonwealth of Kentucky’s Consumer Protection statute and Medicaid Fraud statute, and awarded $14.72 million in compensatory damages and $100 in punitive damages for drugs reimbursed by the Commonwealth of Kentucky Medicaid Agency. The trial court subsequently awarded statutory penalties of $5.4 million. AstraZeneca filed a motion for a new trial and a motion for judgment notwithstanding the verdict, both of which were denied on 19 January 2011. AstraZeneca believes the verdict and the court’s order are in error and intends to appeal.

Medco qui tam litigation (United States ex rel. Karl L. Schumann vs. AstraZeneca Pharmaceuticals LP, AstraZeneca LP, et al.)
As previously reported, AstraZeneca was named as a defendant in a lawsuit filed in federal court in Philadelphia by a former Medco Health Systems (Medco) employee, Karl Schumann, under the qui tam (whistleblower) provisions of the federal and certain state False Claims Acts. This action was initially filed in September 2003 but remained under seal until July 2009, at which time AstraZeneca was served with a copy of the amended complaint following the government’s decision not to intervene in the case. The lawsuit seeks to recover, inter alia, alleged overpayments by federal and state governments for Prilosec and Nexium from 1996 to 2007. These overpayments are alleged to be the result of improper payments intended to influence the formulary status of Prilosec and Nexium at Medco and its customers. In October 2010, the district court denied AstraZeneca’s motion to dismiss the amended complaint. In November 2010, AstraZeneca filed a separate motion to dismiss for lack of jurisdiction under the False Claims Act. Briefing is complete and this motion remains pending before the district court.

Dr. George Pieczenik v. AstraZeneca Pharmaceuticals LP, AstraZeneca LP, et al
In May 2010, Dr. George Pieczenik (the Plaintiff) filed a lawsuit against AstraZeneca  and numerous other companies in the US District Court for the District of New Jersey alleging that the defendants’ ‘research, commercial and licensing activities’ infringe US Patent No. 5,866,363 (the ‘363 patent) purportedly owned by the Plaintiff. The Plaintiff also alleged violations of the Racketeering Institution and Corrupt Organization Act. In June 2010, the Court, sua sponte, dismissed without prejudice the Plaintiff’s suit, determining that the asserted claims failed to meet federal pleading requirements. In July 2010, the Plaintiff filed an amended complaint again claiming infringement of the ‘363 patent as well as other legal theories. In October 2010, defendants filed an omnibus motion to dismiss the lawsuit asserting that the Plaintiff has failed to state a legally cognisable cause of action. The Plaintiff opposed the motion in November 2010 and filed several unsuccessful ancillary motions, which the Plaintiff has improperly appealed to the Federal Circuit Court. The Court has not yet ruled on the motion to dismiss the amended complaint.

Drug importation anti-trust litigation
As previously reported, in August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging a conspiracy by AstraZeneca and approximately 15 other pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those same drugs and otherwise restrict the importation of pharmaceuticals into the United States.

Also as previously reported, in September 2006, the defendants filed a motion for summary judgment arguing that the plaintiffs have failed to prove their allegations of a conspiracy and that the defendants are entitled to judgment as a matter of law. The Superior Court will hear argument on that motion on 17 February 2011. The Court has scheduled a trial of the matter to commence on 1 August 2011.

EU Commission Patent Settlements Monitoring
In January 2011, the European Commission requested copies of settlement agreements which were entered into or amended in 2010 from a number of companies, including AstraZeneca. AstraZeneca will co-operate fully with the request. This follows on from the European Commission’s first patent settlements monitoring exercise and report in 2010.

Taxation
Transfer pricing and other international tax contingencies
AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. These disputes usually result in taxable profits being increased in one territory and correspondingly decreased in another. Our balance sheet positions for these matters reflect appropriate corresponding relief in the territories affected. The total net accrual included in the Financial Statements to cover the worldwide exposure to transfer pricing audits and other international tax contingencies is $2,310 million, a decrease of $17 million due to negotiated settlements (including with HMRC in February 2010) offset by the impact of an additional year of transactions relating to contingencies for which accruals had already been established, revisions of estimates relating to existing audits, a number of new tax contingencies and exchange rate effects.

Management continues to believe that AstraZeneca’s positions on all its transfer pricing audits and disputes are robust and that AstraZeneca is appropriately provided.

For transfer pricing audits where AstraZeneca and the tax authorities are in dispute, AstraZeneca estimates the potential for reasonably possible additional losses above and beyond the amount provided to be up to $565 million (2009: $575 million); however, management believes that it is unlikely that these additional losses will arise.  It is however possible that some of these contingencies may reduce in the future to the extent that any tax authority challenge is unsuccessful or matters lapse following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

Other tax contingencies
Included in the tax accrual is $1,429 million relating to a number of other tax contingencies, an increase of $468 million mainly due to the impact of an additional year of transactions relating to contingencies for which accruals had already been established and exchange rate effects.   For these tax exposures, AstraZeneca does not expect material additional losses.  It is however possible that some of these contingencies may reduce in the future to the extent that any tax authority challenge is unsuccessful or matters lapse following expiry of the relevant statutes of limitation resulting in a reduction in the tax charge in future periods.

Timing of cash flows and interest
It is not possible to estimate the timing of tax cash flows in relation to each outcome, however, it is anticipated that a number of significant disputes may be resolved over the next one to two years. Included in the provision is an amount of interest of $608 million (2009: $565 million). Interest is accrued as a tax expense.

6	ACCOUNTING IMPACT FROM MERCK ARRANGEMENTS

In 1982, Astra AB set up a joint venture with Merck & Co., Inc. (now Merck Sharp & Dohme Corp., a subsidiary of the new Merck & Co., Inc. that resulted from the merger with Schering-Plough) (“Merck”) for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide, in part, for:

•	Annual contingent payments; and
•	Termination arrangements which cause Merck to relinquish its interests in AstraZeneca’s products and activities, some of which are mandatory and others optional.

Further details are set out in the Annual Report and Form 20-F Information 2009.

Partial Retirement
As previously disclosed, on 17 March 2008 AstraZeneca made a net cash payment to Merck of approximately $2.6 billion.  This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products (including Pulmicort, Rhinocort, Symbicort and Toprol-XL), AstraZeneca ceasing contingent payments on these products and AstraZeneca obtaining the ability to exploit these products and other opportunities in the Respiratory therapy area. Intangible assets of $994 million were recognised at the time with the balance of the net payment ($1,656 million) representing payments on account for future product rights associated with the First Option and the Second Option (see below). These ‘non-refundable deposits’ were classified as intangible assets on the statement of financial position.

First Option
On 26 February 2010, AstraZeneca gave Merck an irrevocable notice of its intention to exercise the First Option.  Payment of $647 million to Merck was made on 30 April 2010. This payment resulted in AstraZeneca acquiring Merck’s interests in products covered by the First Option including Entocort, Atacand, Plendil and the authorised generic version of felodipine, and certain products still in development (principally Brilinta and AZD3355). On 30 April 2010, contingent payments on these products ceased with respect to periods after this date (except for contingent payments on the authorised generic version of felodipine, which currently are scheduled to continue until June 2011) and AstraZeneca obtained the ability to exploit these products and other opportunities in the Cardiovascular and Neuroscience therapy areas.  These rights were valued at $1,829 million and were recognised as intangible assets from 26 February 2010 ($1,182 million having been transferred from non-refundable deposits to supplement the payment of $647 million to Merck). The remaining non-refundable deposits of $474 million relate to benefits that would be secured upon AstraZeneca exercising the Second Option, effectively ending AstraZeneca’s arrangements with Merck (see below). The intangible assets recognised on exercise of the First Option give rise to an additional amortisation expense in the range of $20 to $50 million per annum charged to cost of sales in respect of contingent payment relief, the precise amount dependent upon the launch status of the covered pipeline compounds, and an additional charge to SG&A of around $60 million per annum. Amortisation on these intangible assets began when the payment was made on 30 April 2010. The Company only excludes the amortisation expense charged to SG&A from the Core financial measures calculation.

Second Option
AstraZeneca may exercise the Second Option in 2012 or in 2017 or if combined annual sales of Nexium and Prilosec fall below a minimum amount. Closing of the Second Option would end the contingent payments in respect of those two products and effectively end AstraZeneca’s relationship with and obligations to Merck (other than some residual manufacturing arrangements).

In September 2010, AstraZeneca and Merck reached an agreement with respect to the treatment of Vimovo under the Agreements, pursuant to which AstraZeneca will pay Merck certain amounts with respect to Vimovo only if it exercises the Second Option and as part of the exercise price for the Second Option.

The exercise price for the Second Option is the net present value of the future annual contingent payments on Nexium and Prilosec as determined at the time of exercise and the net present value of up to 5 percent of future US sales of Vimovo, with the precise amount dependent on the level of annual sales and the timing of the option exercise.  If the Second Option is exercised then amortisation related to the ability to exploit opportunities in the Gastrointestinal therapy area will commence, in the amount of around $25 million per annum (charged to SG&A), as well as an as yet indeterminable amount of amortisation related to relief from contingent payments.

The intangible assets relating to purchased product rights and the intangible assets relating to non-refundable deposits are subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed. Consequently, following the discontinuation of the development of lesogaberan (AZD3355) in the third quarter of 2010, an impairment of $128 million was made. If it becomes probable that the Second Option will not be exercised, the non-refundable deposits for the product rights to be acquired under the Second Option will be expensed immediately.

7	FULL YEAR TERRITORIAL REVENUE ANALYSIS

			% Growth
	Full Year 2010 $m	Full Year 2009 $m	Actual	Constant Currency
US	13,727	14,777	(7)	(7)
Western Europe1	9,168	9,252	(1)	2
Canada	1,510	1,203	26	14
Japan	2,617	2,367	11	4
Other Established ROW	1,049	853	23	6
Established ROW2	5,176	4,423	17	7
Emerging Europe	1,165	1,091	7	6
China	1,047	811	29	28
Emerging Asia Pacific	890	780	14	7
Other Emerging ROW	2,096	1,670	26	20
Emerging ROW3	5,198	4,352	19	16
Total Revenue	33,269	32,804	1	-

1	Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2	Established ROW comprises Australia, Canada, Japan and New Zealand.
3	Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

8	FOURTH QUARTER TERRITORIAL REVENUE ANALYSIS

			% Growth
	4th Quarter 2010 $m	4th Quarter 2009 $m	Actual	Constant Currency
US	3,454	3,946	(12)	(12)
Western Europe1	2,347	2,556	(8)	(1)
Canada	408	341	20	15
Japan	763	673	13	4
Other Established ROW	304	263	16	8
Established ROW2	1,475	1,277	16	8
Emerging Europe	306	308	(1)	4
China	267	212	26	23
Emerging Asia Pacific	239	203	18	12
Other Emerging ROW	529	443	19	19
Emerging ROW3	1,341	1,166	15	15
Total Revenue	8,617	8,945	(4)	(3)

1	Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2	Established ROW comprises Australia, Canada, Japan and New Zealand.
3	Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

9	FULL YEAR PRODUCT REVENUE ANALYSIS

		World		US		Western Europe			Established ROW			Emerging ROW
	Full Year 2010 $m	Actual Growth %	Constant Currency Growth %	Full Year 2010 $m	Actual Growth %	Full Year 2010 $m	Actual Growth %	Constant Currency Growth %	Full Year 2010 $m	Actual Growth %	Constant Currency Growth %	Full Year 2010 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	4,969	-	-	2,695	(5)	1,202	(2)	2	453	17	4	619	21	18
Losec/Prilosec	986	4	1	47	(28)	253	(3)	(2)	437	6	(1)	249	19	16
Other	133	25	26	76	49	45	-	2	6	-	(17)	6	50	75
Total Gastrointestinal	6,088	1	-	2,818	(4)	1,500	(2)	1	896	12	1	874	20	17
Cardiovascular:
Crestor	5,691	26	24	2,640	26	1,111	15	20	1,332	37	25	608	31	26
Seloken/Toprol-XL	1,210	(16)	(17)	689	(29)	91	(11)	(9)	39	(7)	(14)	391	17	13
Atacand	1,483	3	3	216	(18)	736	-	4	224	21	8	307	21	17
Zestril	157	(15)	(14)	10	(44)	81	(23)	(19)	17	(11)	(21)	49	17	14
Plendil	255	6	4	15	7	27	(34)	(32)	14	8	-	199	15	13
OnglyzaTM	69	n/m	n/m	54	n/m	10	n/m	n/m	2	n/m	n/m	3	n/m	n/m
Others	538	(4)	(5)	28	(20)	174	(13)	(10)	153	(5)	(11)	183	13	9
Total Cardiovascular	9,403	12	11	3,652	7	2,230	4	8	1,781	28	16	1,740	22	18
Respiratory:
Symbicort	2,746	20	20	721	48	1,367	2	5	286	75	59	372	25	23
Pulmicort	872	(33)	(34)	305	(62)	215	(6)	(4)	114	13	5	238	35	32
Rhinocort	227	(14)	(16)	93	(28)	39	(13)	(11)	16	14	-	79	4	-
Others	254	(4)	(5)	41	(15)	118	(4)	(3)	22	(4)	(13)	73	4	1
Total Respiratory	4,099	(1)	(1)	1,160	(21)	1,739	-	3	438	46	33	762	23	20
Oncology:
Arimidex	1,512	(21)	(22)	494	(44)	580	(7)	(4)	287	10	2	151	(3)	(6)
Casodex	579	(31)	(34)	16	(89)	113	(39)	(37)	347	(14)	(18)	103	(6)	(8)
Zoladex	1,115	3	-	46	(15)	276	(19)	(17)	451	8	-	342	24	23
Iressa	393	32	28	4	(20)	49	600	643	182	15	9	158	24	20
Others	446	21	21	161	27	135	14	19	61	9	4	89	29	25
Total Oncology	4,045	(10)	(12)	721	(41)	1,153	(10)	(7)	1,328	3	(4)	843	15	12
Neuroscience:
Seroquel IR	4,148	(1)	(1)	3,107	1	560	(14)	(11)	223	10	1	258	7	-
Seroquel XR	1,154	66	67	640	87	359	30	36	61	85	67	94	114	109
Local Anaesthetics	605	1	(1)	29	(28)	265	(4)	(1)	186	9	(1)	125	13	8
Zomig	428	(1)	(2)	176	(3)	172	(4)	(2)	69	17	8	11	(15)	(23)
Diprivan	322	11	8	45	-	50	(19)	(16)	76	29	20	151	22	17
Vimovo	5	n/m	n/m	5	n/m	-	-	-	-	-	-	-	-	-
Others	42	(13)	(15)	1	(88)	27	(7)	(7)	3	-	-	11	38	25
Total Neuroscience	6,704	7	7	4,003	8	1,433	(3)	-	618	17	7	650	20	14
Infection & Other:
Synagis	1,038	(4)	(4)	646	(17)	392	31	31	-	-	-	-	-	-
Non Seasonal Flu	39	(90)	(90)	39	(90)	-	-	-	-	-	-	-	-	-
Merrem	817	(6)	(7)	127	(28)	328	(9)	(7)	57	10	(4)	305	8	4
FluMist	174	20	20	173	19	-	-	-	-	-	-	1	-	-
Others	108	(24)	(25)	68	(16)	-	(100)	(93)	20	(5)	(43)	20	54	92
Total Infection & Other	2,176	(17)	(18)	1,053	(33)	720	4	6	77	5	(15)	326	11	8
Aptium Oncology	219	(44)	(44)	219	(44)	-	-	-	-	-	-	-	-	-
Astra Tech	535	6	7	101	22	393	2	4	38	6	(3)	3	200	100
Total	33,269	1	-	13,727	(7)	9,168	(1)	2	5,176	17	7	5,198	19	16

10	FOURTH QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	4th Quarter 2010 $m	Actual Growth %	Constant Currency Growth %	4th Quarter 2010 $m	Actual Growth %	4th Quarter 2010 $m	Actual Growth %	Constant Currency Growth %	4th Quarter 2010 $m	Actual Growth %	Constant Currency Growth %	4th Quarter 2010 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	1,231	(4)	(2)	665	(7)	290	(9)	(2)	123	11	5	153	17	17
Losec/Prilosec	243	(3)	(6)	9	(40)	55	(18)	(12)	125	7	(1)	54	6	-
Other	26	4	8	11	22	12	(8)	(8)	1	(50)	(100)	2	100	300
Total Gastrointestinal	1,500	(3)	(3)	685	(8)	357	(11)	(4)	249	8	1	209	14	14
Cardiovascular:
Crestor	1,587	26	26	752	36	289	5	14	391	28	21	155	25	23
Seloken/Toprol-XL	253	(22)	(22)	118	(40)	24	(4)	-	10	(9)	(9)	101	11	11
Atacand	375	(3)	-	50	(24)	190	(5)	3	60	18	12	75	7	9
Zestril	40	(7)	(5)	2	(60)	20	(17)	(8)	4	(20)	(40)	14	56	56
Plendil	63	5	3	3	(25)	6	(40)	(30)	4	(20)	(20)	50	22	17
OnglyzaTM	32	n/m	n/m	24	n/m	5	n/m	n/m	1	n/m	n/m	2	n/m	n/m
Others	137	(11)	(11)	3	(77)	42	(24)	(16)	43	(4)	(11)	49	20	17
Total Cardiovascular	2,487	12	12	952	14	576	(2)	6	513	22	14	446	18	17
Respiratory:
Symbicort	741	11	15	192	25	354	(6)	1	94	92	78	101	17	22
Pulmicort	233	(40)	(39)	68	(70)	57	(16)	(10)	36	16	10	72	24	24
Rhinocort	52	(20)	(20)	19	(32)	9	(18)	(9)	5	25	-	19	(14)	(14)
Others	60	(18)	(16)	4	(67)	30	(9)	(6)	4	(20)	(40)	22	(4)	-
Total Respiratory	1,086	(9)	(7)	283	(33)	450	(8)	(1)	139	56	44	214	13	16
Oncology:
Arimidex	278	(44)	(43)	22	(90)	140	(15)	(8)	80	11	4	36	(16)	(21)
Casodex	148	(22)	(24)	2	(89)	26	(33)	(28)	95	(10)	(16)	25	(7)	(7)
Zoladex	302	1	-	12	(29)	67	(26)	(22)	127	9	2	96	26	32
Iressa	115	46	41	1	-	20	567	600	54	23	14	40	29	26
Others	139	36	38	58	71	39	15	24	19	27	20	23	21	21
Total Oncology	982	(16)	(16)	95	(67)	292	(12)	(5)	375	7	(1)	220	12	13
Neuroscience:
Seroquel IR	1,024	(2)	(1)	770	-	140	(14)	(7)	48	(6)	(12)	66	8	5
Seroquel XR	316	44	47	163	55	107	23	33	19	58	50	27	69	69
Local Anaesthetics	162	(2)	(2)	5	(50)	71	(5)	1	54	4	(6)	32	10	10
Zomig	110	(4)	(3)	46	-	43	(14)	(8)	19	19	13	2	(33)	(33)
Diprivan	81	3	1	7	(36)	11	(27)	(20)	23	44	31	40	8	8
Vimovo	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	13	(13)	(13)	-	(100)	7	(13)	(13)	1	-	-	5	67	67
Total Neuroscience	1,706	4	5	991	5	379	(5)	3	164	11	3	172	15	14
Infection & Other:
Synagis	397	(1)	(1)	276	5	121	(12)	(12)	-	-	-	-	-	-
Non Seasonal Flu	-	(100)	(100)	-	(100)	-	-	-	-	-	-	-	-	-
Merrem	183	(22)	(21)	20	(58)	67	(33)	(28)	16	-	(6)	80	11	11
FluMist	51	-	-	50	(2)	-	-	-	-	-	-	1	-	-
Others	25	(17)	(17)	22	22	(4)	(500)	(300)	10	(9)	(18)	3	-	-
Total Infection & Other	656	(31)	(31)	368	(40)	184	(23)	(20)	26	(4)	(11)	84	8	11
Aptium Oncology	54	(25)	(25)	54	(25)	-	-	-	-	-	-	-	-	-
Astra Tech	146	3	7	26	18	109	(1)	6	9	-	-	2	100	(100)
Total	8,617	(4)	(3)	3,454	(12)	2,347	(8)	(1)	1,475	16	8	1,341	15	15

Convenience Translation of Key Financial Information

For the quarter ended 31 December	2010 $m	2009 $m	2010 £m	2009 £m	2010 SEKm	2009 SEKm
Revenue	8,617	8,945	5,588	5,566	58,174	64,078
Reported
Operating profit	2,411	2,325	1,563	1,447	16,277	16,655
Profit before tax	2,283	2,164	1,480	1,346	15,413	15,502
Earnings per share	$1.15	$1.07	£0.75	£0.67	SEK7.76	SEK7.66
Core
Operating profit	2,865	3,044	1,858	1,894	19,342	21,806
Profit before tax	2,737	2,883	1,775	1,794	18,478	20,653
Earnings per share	$1.39	$1.42	£0.90	£0.88	SEK9.38	SEK10.17

For the year ended 31 December	2010 $m	2009 $m	2010 £m	2009 £m	2010 SEKm	2009 SEKm
Revenue	33,269	32,804	21,573	20,411	224,602	234,993
Reported
Operating profit	11,494	11,543	7,453	7,182	77,597	82,689
Profit before tax	10,977	10,807	7,118	6,724	74,107	77,416
Earnings per share	$5.60	$5.19	£3.63	£3.23	SEK37.81	SEK37.18
Core
Operating profit	13,603	13,621	8,821	8,475	91,835	97,575
Profit before tax	13,086	12,885	8,486	8,017	88,345	92,302
Earnings per share	$6.71	$6.32	£4.35	£3.93	SEK45.30	SEK45.27
Dividend per Ordinary Share	$2.55	$2.30	£1.62	£1.41	SEK17.11	SEK16.84
Net cash inflow from operating activities	10,680	11,739	6,925	7,304	72,102	84,093
Increase in cash & cash equivalents	1,120	5,634	726	3,506	7,561	40,359
Capital and Reserves Attributable to Equity Holders	23,213	20,660	15,052	12,855	156,713	147,999

All Sterling (£) and Swedish krona (SEK) equivalents are shown for convenience and have been calculated using the current period end rates of $1= £0.648445 and $1= SEK6.7511 respectively.  Dividend per Ordinary Share is shown as the actual amount payable using the rates at the date of declaration of the dividend.

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of first quarter 2011 results	28 April 2011
Annual General Meeting	28 April 2011
Announcement of second quarter and half year 2011 results	28 July 2011
Announcement of third quarter and nine months 2011 results	27 October 2011

DIVIDENDS

The record date for the first interim dividend payable on 13 September 2010 (in the UK, Sweden and the US) was 6 August 2010. Ordinary shares traded ex-dividend on the London and Stockholm Stock Exchanges from 4 August 2010. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2010 payable on 14 March 2011 (in the UK, Sweden and the US) will be 4 February 2011. Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 2 February 2011. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC. and ONGLYZA™, a trademark of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The preliminary announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the preliminary announcement and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; and the risk of product counterfeiting.

Item 23
AstraZeneca Development Pipeline
27 January 2011

Line Extensions

Estimated Filing
Compound	Mechanism	Area Under Investigation	Phase	US	EU	Japan	Emerging
Cardiovascular
Kombiglyze XR/ Onglyza/ metformin IR FDC #*	DPP-4 inhibitor + metformin FDC	diabetes	III	Launched	Filed		Filed
Dapagliflozin/ metformin FDC#	SGLT2 inhibitor + metformin FDC	diabetes	III	1H 2012	1H 2012
Onglyza SAVOR#	DPP-4 inhibitor	outcomes study	III	2016
Brilinta PEGASUS-TIMI	ADP receptor antagonist	outcomes study	III	2014	2014	2014	2014
Crestor	statin	outcomes in subjects with elevated CRP	III	Launched	Launched	TBC	Filed
Axanum	proton pump inhibitor + low dose aspirin FDC	low dose aspirin associated peptic ulcer	III	Filed***	Filed	2014	Filed
Gastrointestinal
Nexium	proton pump inhibitor	peptic ulcer bleeding	III	Filed	Launched
Nexium	proton pump inhibitor	GERD	III	Launched	Launched	Filed	Launched
Neuroscience
Seroquel XR	D2/5HT2 antagonist	major depressive disorder	III	Launched**	Launched**		Launched
Diprivan#	sedative and anaesthetic	conscious sedation	III		Launched	2H 2012	Launched
EMLA#	local anaesthetic	topical anaesthesia	III		Launched	Filed	Launched
Oncology
Iressa	EGFR tyrosine kinase inhibitor	1st line EGFR mut+ NSCLC	III		Launched	Filed	Launched
Faslodex	oestrogen receptor antagonist	high dose (500mg) 2nd line advanced breast cancer	III	Launched	Launched	Filed	Filed
Infection
FluMist/Fluenz	live, attenuated, intranasal influenza virus vaccine	influenza	III	Launched	Filed
Respiratory & Inflammation
Oxis	long-acting β2 agonist	COPD	III		Launched	3Q 2011
Symbicort	inhaled steroid/ long-acting β2 agonist	COPD	III	Launched	Launched	4Q 2011	Launched
Symbicort	inhaled steroid/ long-acting β2 agonist	SMART	III		Launched	3Q 2011	Launched

#Partnered product
* Kombiglyze XR US; Onglyza/metformin IR FDC EU
**Adjunct only, monotherapy withdrawn
***CRL Received

27 January 2011

1

NCEs
Phase III/Registration

Estimated Filing
Compound	Mechanism	Area Under Investigation	Phase	US	EU	Japan	Emerging
Cardiovascular
Brilinta/Brilique	ADP receptor antagonist	arterial thrombosis	III	Filed*	Launched	2013	Approved
Dapagliflozin#	SGLT2 inhibitor	diabetes	III	Filed	Filed	2013	2Q 2011
Neuroscience
Vimovo#	naproxen + esomeprazole	signs and symptoms of OA, RA and AS	III	Launched	Launched		Filed
TC-5214#	neuronal nicotinic receptor modulator	major depressive disorder (adjunct)	III	2H 2012	2015
Oncology
Vandetanib (Zactima)	VEGFR/EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer	III	Filed	Filed	3Q 2011	3Q 2011
Zibotentan	endothelin A receptor antagonist	castrate resistant prostate cancer	III	1H 2012	1H 2012		1H 2012
Infection
MEDI-3250	live, attenuated, intranasal influenza virus vaccine (quadrivalent)	seasonal influenza	III	1H 2011	TBD
Zinforo# (ceftaroline)	extended spectrum cephalosporin with affinity to penicillin- binding proteins	pneumonia /skin infections	III		Filed		3Q 2011
Respiratory & Inflammation
Fostamatinib #	spleen tyrosine kinase (SYK) inhibitor	rheumatoid arthritis	III	2013	2013		2013

#Partnered product
*CRL received

27 January 2011

2

NCEs
Phases I and II

Estimated Filing
Compound	Mechanism	Area Under Investigation	Phase	US	EU	Japan	Emerging
Cardiovascular
AZD1656	GK activator	diabetes	II
AZD6714	GK activator	diabetes	I
AZD8329	11BHSD inhibitor	diabetes/obesity	I
AZD7687	diacylglycerol acyl transferase –1 inhibitor	diabetes/obesity	I
AZD5658	GK activator	diabetes/obesity	I
AZD4017	11BHSD inhibitor	glaucoma	I
Neuroscience
AZD3480#	alpha4/beta2 neuronal nicotinic receptor agonist	ADHD	II
AZD6765	NMDA receptor antagonist	major depressive disorder	II	2016	2016
AZD2066	metabotropic glutamate receptor 5 antagonist	chronic neuropathic pain	II
AZD2066	metabotropic glutamate receptor 5 antagonist	major depressive disorder	II
NKTR-118#	oral peripherally-acting opioid antagonist	opioid-induced constipation	II	2013	2013
TC-5214#	neuronal nicotinic receptor modulator	major depressive disorder (monotherapy)	II
TC-5619#	alpha7 neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia	II
AZD1446#	alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease/ADHD	II
AZD2423	chemokine antagonist	chronic neuropathic pain	II
AZD3241	myeloperoxidase (MPO) inhibitor	Parkinson’s disease	I
AZD3043#	GABA-A receptor modulator	short acting sedative/ anaesthetic	I
MEDI-578	anti-NGF MAb	OA pain	I
AZD5213	H3AN	Alzheimer’s disease/ADHD	I

#Partnered product

27 January 2011

3

NCEs
Phases I and II (continued)

Estimated Filing
Compound	Mechanism	Area Under Investigation	Phase	US	EU	Japan	Emerging
Oncology
Recentin	VEGFR tyrosine kinase inhibitor	NSCLC	II	2016	2016
Selumetinib# (AZD6244) (ARRY-142886)	MEK inhibitor	solid tumours	II	2015	2015
Olaparib	PARP inhibitor	serous ovarian cancer	II	2015	2015	2016	2016
AZD1152	aurora kinase inhibitor	haematological malignancies	II
AZD8931	erbB kinase inhibitor	breast cancer chemo combi/solid tumours	II	2015	2015
MEDI-575#	anti-PDGFR-alpha mAb	solid tumours	II
AZD2461	PARP inhibitor	solid tumours	I
AZD3514	androgen receptor downregulator	prostate cancer	I
AZD7762	CHK1 kinase inhibitor	solid tumours	I
AZD8330# (ARRY 424704)	MEK inhibitor	solid tumours	I
CAT-8015	anti-CD22 recombinant immunotoxin	haematological malignancies	I
MEDI-551	anti-CD19 MAb	haematological malignancies	I
AZD8055	TOR kinase inhibitor	range of tumours	I
MEDI-573#	anti-IGF MAb	solid tumours	I
AZD1480	JAK2 inhibitor	myeloproliferative diseases/solid tumours	I
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	I
AZD2014	TOR kinase inhibitor	solid tumours	I
Selumetinib (AZD6244) (ARRY-142886) /MK2206#	MEK/AKT inhibitor	solid tumours	I
MEDI-3617	anti-ANG-2 MAb	solid tumours	I
AZD5363	AKT inhibitor	solid tumours	I
MEDI-565	anti-CEA BiTE	solid tumours	I
Infection
AZD9773 #	anti-TNF-alpha polyclonal antibody	severe sepsis	II	2015	2015	2015	2015
CAZ104#	beta lactamase inhibitor/cephalosporin	serious infections	II		2013		2014
Motavizumab#	humanized MAb binding to RSV F protein	early and late treatment of RSV in paeds >1 yr	II
CXL104# (CEF104)	beta lactamase inhibitor/cephalosporin	MRSA	II		2015
MEDI-534	RSV/PIV-3 vaccine	RSV/PIV prophylaxis	I
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I
MEDI-559	RSV vaccine	RSV prophylaxis	I
AZD5847	oxazolidinone antibacterial inhibitor	tuberculosis	I
AZD9742	BTGT4 IV	MRSA	I

#Partnered product

27 January 2011

4

NCEs
Phases I and II (continued)

Estimated Filing
Compound	Mechanism	Area Under Investigation	Phase	US	EU	Japan	Emerging
Respiratory & Inflammation
AZD1981	CRTh2 receptor antagonist	asthma/COPD	II
MEDI-528#	anti-IL-9 MAb	asthma	II
CAT-354	anti-IL-13 MAb	asthma	II
AZD3199	iLABA	asthma/COPD	II
MEDI-563#	anti-IL-5R MAb	asthma	II
MEDI-545#	anti-IFN-alpha MAb	SLE, myositis	II
AZD8848	Toll like receptor 7 agonist	asthma	II
CAM-3001#	anti-GM-CSFR MAb	rheumatoid arthritis	II
AZD2423	CCR2b antagonist	COPD	II
AZD8683	muscarinic antagonist	COPD	II
AZD5423	inhaled SEGRA	COPD	II
AZD5069	CXCR2	COPD	II
AZD9819	neutrophil elastase inhibitor	COPD	I
MEDI-546#	anti-IFNalphaR MAb	scleroderma	I
MEDI-551	anti-CD19 MAb	scleroderma	I
MEDI-570#	anti-ICOS MAb	SLE	I
MEDI-557	RSV MAb – extended half-life	COPD	I

#Partnered product

27 January 2011

5

Development Pipeline - Discontinued Projects vs 29 July 2010

Cardiovascular/Gastrointestinal

NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD6370	diabetes
NCE	Lesogaberan (AZD3355)	GERD
NCE	AZD1386	GERD
NCE	AZD2066	GERD
NCE	AZD2516	GERD
NCE	AZD4017	diabetes/obesity
NCE	Certriad	dyslipidaemia

Neuroscience
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD8529	schizophrenia
NCE	AZD7268	depression/anxiety
NCE	AZD2327	depression/anxiety
NCE	AZD2516	chronic neuropathic pain
LCM	Seroquel XR	generalised anxiety disorder US

Oncology
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD4769	solid tumours
LCM	Faslodex	1st line advanced breast cancer
NCE	Olaparib	gBRCA breast
NCE	MEDI-547	solid tumours

Infection
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD7295	Hepatitis C
NCE	Motavizumab	RSV prevention
NCE	MEDI-560	PIV prophylaxis

Respiratory & Inflammation
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD6553	COPD
NCE	AZD9668	COPD

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Compounds in development are displayed by phase.

27 January 2011

6

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 4 January to 31 January 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 258,026 ordinary shares of AstraZeneca PLC at a price of 3097 pence per share on 27 January 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,404,391,512.

A C N Kemp
Company Secretary
28 January 2011

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 January 2011, it purchased for cancellation 1,012,300 ordinary shares of AstraZeneca PLC at a price of 3051 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 4 January 2011 to 31 January 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,403,412,497.

A C N Kemp
Company Secretary
31 January 2011